GT   GREENBERG TRAURIG

Dan Donahue
Tel 949.732.6557
Fax 949.732.6501
donahued@gtlaw.com

                                 October 8, 2008


VIA EDGAR


Ms. Kate Tillan
Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

Re:      CPC of America, Inc.
         Form 10-K for the fiscal year ended December 31, 2007 Form 10-Q for the quarterly period ended March 31, 2008 File No. 000-24053

Dear Ms. Tillan:

         This firm represents CPC of America, Inc. ("Company") and we are writing in response to your letter dated June 27, 2008 to Mr. Rod A. Shipman, president and chief executive officer of the Company. On behalf of the Company, we provide below the Company's responses to your letter of June 27, 2008 numbered in the order in which your comments were provided.

         We are also filing via Edgar as supplemental correspondence a draft of the Company's proposed Amendment No. 1 to its 2007 Form 10-K/A, marked to show changes made to the Company's 2007 Annual Report on Form 10-K filed with the SEC on March 17, 2008. As we discussed upon your review of and comment upon the draft Form 10-K/A, we will file formally amend the 2007 Form 10-K by way of the Edgar filing of the Form 10-K/A.

         1. CTM Group, Inc. provides to the Company strategic planning and consulting services, including advice and assistance in product acquisition and development. The services provided by CTM Group are provided on its behalf by Mr. Paul Shabty. Mr. Shabty is a founder of the Company and served as the Company's president, treasurer and chairman of the board from April 1996 to January 1997. Mr. Shabty, on behalf of CTM Group, has provided continuous consulting services to the Company since 1997. Mr. Shabty has been involved in the medical and manufacturing industries since 1970. He was the founder, chairman of the board and chief executive officer of Medical Clinic Unlimited, Inc., which specialized in the provision of outpatient dialysis services and the manufacturing of medical devices, equipment and supplies. The first paragraph on page one has been revised to provide the requested disclosure.

         2. The Company has provided disclosure of the number of shares of common stock to be issued upon conversion of the preferred shares in the third paragraph on page one.


         GREENBERG TRAURIG, LLP |X| ATTORNEYS AT LAW |X| WWW.GTLAW.COM 3161 Michelson Drive, Suite 1000 |X| Irvine, California 92612 |X| Tel
                       949.732.6500 |X| Fax 949.732.6501

Ms. Kate Tillan
Securities and Exchange Commission
October 8, 2008
Page 2


         3. The fifth full paragraph on page two has been revised to clarify that human clinical trials are not currently underway.

         4. The second paragraph on page three has been revised to provide a general description of IRBs, their role in the FDA approval process and what effect, if any, the IRB determinations have on the FDA determinations.

         As noted in the Company's current SEC filings, the Company is no longer pursuing human clinical investigations in the United States based upon the authority that the MedClose device is a non-significant, low risk device and, therefore, an approved IDE application from the FDA is not required.

         The Company believes it is not customary or relevant to disclose the identity of the IRBs that oversee the human clinical investigations. In addition, IRBs request that their identities not be disclosed in order to avoid contact by shareholders or members of the public. All three IRBs that oversaw human clinical studies are well known for conducting the review and monitoring of biomedical research involving human subjects in accordance with applicable government regulations. All three IRBs were presented with relevant information concerning the MedClose and each was given access to all further information that may have been relevant.

         It is the responsibility of the IRB to determine whether the proposed clinical investigation involves use of a "significant risk device" base upon the submission of the study documents by the research institution. The principal investigator for the single study conducted in the U.S. previously obtained the required review and approval of the clinical investigation by an independent IRB which concluded that the MedClose device was not a significant risk device, however after discussions with the FDA staff which followed the site's completion of clinical studies of the initial 16 enrollees, the IRB for the US site reversed its determination that the MedClose device was not a significant risk device. In Canada, two separate and independent IRBs concluded that clinical investigation of the MedClose device did not involve "significant risk". The Canadian Health Products and Food Branch was informed of this fact and on July 31, 2007 authorized an increase to the previously authorized number of devices to be used for investigational testing. Neither of the Canadian IRB's have reversed their assessment concerning the nature of the MedClose device as a non-significant, low risk device.

         5. The first paragraph on page three has been revised to clarify that the FDA Center for Biologics Evaluation and Research ("CBER") has been designated by the Office of the FDA Commissioner as responsible for review of the MedClose device.

         6. The Company is not aware of the factual basis that underlie the FDA's allegation that the MedClose device was not a significant risk device. The third paragraph on page three has been revised to provide further disclosure of the potential impact of the warning letter, and the fact that the FDA has subsequently advised the Company in writing on May 23, 2008 that the Company's response to the warning letter was satisfactory and that no further response to the Warning Letter of April 26, 2007 is required. The Company believes, based on the FDA's May 23, 2008 letter and subsequent written correspondence and conversations with the FDA staff, that the FDA has concluded its inquiry into the facts underlying its April 2007 warning letter and that no enforcement or regulatory action arising out of the staff's allegations is contemplated by the FDA.

         7. The sixth paragraph on page three has been revised to provide the requested disclosure.

Ms. Kate Tillan
Securities and Exchange Commission
October 8, 2008
Page 3


         8. The fourth paragraph on page five has been revised to provide the requested disclosure.

         9. The requested disclosure has been provided in the third paragraph on page five.

         10. The requested disclosure has been provided in the fifth paragraph on page five.

         11. We respectfully disagree with the staff's statements that the pro forma working capital fails to comply with the requirements of Item 10(e)(1) of Regulation S-K. The existing disclosure provides (A) a statement of equal prominence of working capital in accordance with US GAAP, (B) a clear explanation of the difference between GAAP working capital and pro forma working capital, and (C) a clear expression of the reason for the use of the non-GAAP measure. The Company clearly states that as long as its common share price remains above the fixed conversion price of its preferred shares, it does not expect the preferred shareholders to elect to receive their accrued dividends on common shares and not cash. The Company considers its belief to be reasonable particularly in light of the fact that over the last eight years it has not received one demand for the payment of dividends in cash. The use of the non-GAAP measure is for the sole, and very obvious purpose, of illustrating that as long as the Company's common share price stays above the preferred share conversion price, it is unlikely that the Company will be called upon to pay dividends in cash.

         12. We respectfully disagree with the staff's statements that the use of pro forma terminology is limited to situations subject to Article 11 of Regulation S-X. The term itself has an independent meaning outside of Article 11, and the phrase "pro forma" is widely used by the financial community. Nonetheless, the disclosure on page 12 has been revised to delete the phrase "pro forma".

         13. The Company does not believe that the risks posed by the use of the biologic sealant requires risk factor disclosure. The sealant referred to in the Form 10-K is manufactured by Baxter International, Inc., a leading international healthcare company. The biologic sealant is an FDA approved product and the CBER has reviewed safety data for the "biologic sealant" and has issued a biologic products license to Baxter International which permits the safe use of this product for contact with blood. The biologic sealant continues to be made available for commercial distribution with no information to suggest that risks relating to viruses, bacteria or prions are likely. Nonetheless, the Company has provided risk factor disclosure on page seven and expanded disclosure of competing products utilizing a plasma based sealant in the third paragraph on page five.

         14. Risk factor disclosure relating to the preferred shares, including the risks posed by the liquidation preferences, has been provided on page eight.

         15. In Canada, the MedClose(TM) device is considered "non significant" and approval is likely to occur prior to completion of further investigations in the U.S. It is expected that the MedClose(TM) device will be made available pending selection of a manufacturing facility and certification of that facility's compliance with the ISO 13485 Quality System requirements. For distribution approval in the European Union, a slightly different process applies, but the MedClose(TM) device is also considered as a "non significant risk" device. The completion of the more onerous FDA PMA approval process is expected to occur after commercial distribution in Canada and the European Union.

         16. The Company has not conducted an annual meeting of shareholders, nor has any action been taken by the shareholders of the Company, since the registration of the Company's class of common stock pursuant to Section 12(g) of

Ms. Kate Tillan
Securities and Exchange Commission
October 8, 2008
Page 4

the Securities Exchange Act of 1934 in 1998. While Section 78.330 of the Nevada General Corporate Law and the bylaws of the Company provide that directors shall be elected annually, neither the Nevada General Corporate Law nor the bylaws of the Company provide any penalties, sanctions or adverse consequences for failure to hold an annual meeting. Section 78.340 of the Nevada General Corporate Law makes clear that in the absence of an annual meeting, each director shall "continue to hold his office and discharge his duties until his successor has been elected." Section 78.345 provides a mechanism for shareholders to demand an annual meeting at which directors shall be elected, however, to date the Company has never received such a demand. The Company believes that has at all times acted in compliance with Section 14 of the Exchange Act and the rules promulgated there under and has substantially complied with the Nevada General Corporate Law and the bylaws of the Company

         17. The requested disclosure has been provided on page 19.

         18. The requested disclosure has been provided on page 26.

         19. The requested disclosure has been provided on page 26.

         20. The Company believes there are no relationships between it and any director or director nominee contemplated by Item 404(b) of Regulation S-K.

         21. The Baxter International sealant is available for sale to the public and does not require a license from Baxter. We have revised the Form 10-K on page two to clarify that the Company does not have or require a license to the product.

         22. The calculation of loss per share was included on the face of the income statement. The net loss available to common shareholders was captioned "numerator". In future filings (including our 10-Q for the quarter ended June 30, 2008), we will be more clear when presenting the reconciliation of net loss available to common shareholders.

         23. The consultant has a five year contract for his services that runs through April 23, 2009. This arrangement is described in note 5 to the financial statements. The payments are guaranteed through the end of the contract, so there is no question that the expense will be incurred for 2008 and that the services will be rendered. Therefore, when the consultant agreed to exchange options for his 2008 services, treatment as a prepaid expense was deemed appropriate.

         24. We have disclosed all significant terms in our quarterly report for the period ended June 30, 2008 and will disclose all such terms in all future filings.

         25. On January 16, 2008, the Company commenced the private placement sale of Series E preferred stock at $6.00 per share. The Series E Preferred stock has no voting rights and has a 10% annual dividend payable in cash or common stock at the option of the Company. Each Series E share is convertible into one common share until August 31, 2008, when the conversion price will be adjusted to the lower of $4.50 or 75% of the average last sale price of the common stock for the 30 trading days immediately preceding such date on any stock exchange; provided that the conversion price shall not be adjusted to an amount below $3.92. We have disclosed in our quarterly report for the period ended June 30, 2008, and will disclose in all future filings, the manner in which we determined the value of the beneficial conversion feature.

Ms. Kate Tillan
Securities and Exchange Commission
October 8, 2008
Page

         26. The beneficial conversion feature appears as a separate line item on the statement of stockholders' equity.

         27. We have conducted the requested revision in Part I, Item 2 of our quarterly report for the period ended June 30, 2008, and will provide similar disclosure in all future filings

         28. We have conducted the requested revision in Part I, Item 4 of our quarterly report for the period ended June 30, 2008, and will provide similar disclosure in all future filings.

         29. We have conducted the requested revision in Part I, Item 4 of our quarterly report for the period ended June 30, 2008, and will provide similar disclosure in all future filings.

         30. We have conducted the requested revision to the management's certifications filed as exhibits to the Company's quarterly report for the period ended June 30, 2008, and will provide similar disclosure in all future filings.

         The Company has endeavored to fully respond to the staff's comments set forth in its June 28, 2008 letter. On behalf of the Company, please be advised that the Company acknowledges that:

         o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Thank you in advance for your review of the enclosed. Please contact the undersigned at (949) 732-6557 if you have any questions.

                                            Very truly yours,

                                            GREENBERG TRAURIG LLP


                                            /s/ Daniel K. Donahue

DD/df
cc:      CPC of America, Inc.
         Cacciamatta Accountancy Corporation

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-K/A



[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended  December 31, 2007

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ___________________

                         Commission file number 0-24053

                              CPC OF AMERICA, INC.
                       (NAME OF REGISTRANT IN ITS CHARTER)

              Nevada                                   11-3320709
    --------------------------------              --------------------
     (STATE OR OTHER JURISDICTION OF               (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)               IDENTIFICATION NO.)


                          6336 17th Street Circle East
                             Sarasota, Florida                34243
                ---------------------------------------     ----------
               (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)     (ZIP CODE)

          ISSUER'S TELEPHONE NUMBER, INCLUDING AREA CODE (941) 727-4370
                                                         --------------

           SECURITIES TO BE REGISTERED UNDER SECTION 12(B) OF THE ACT:

                  TITLE OF EACH CLASS             NAME OF EACH EXCHANGE ON WHICH
                  TO BE SO REGISTERED             EACH CLASS IS TO BE REGISTERED

                        None                                    N/A
                ----------------------             -----------------------------


           SECURITIES TO BE REGISTERED UNDER SECTION 12(G) OF THE ACT:

                         Common Stock, $.0005 par value
                  --------------------------------------------
                                (TITLE OF CLASS)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Check if there is no disclosure of delinquent filers pursuant to Item 405 of Regulation S-K contained in this form, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer (as defined in Rule 12b-2 of the Act). Yes [X] No [ ]

Large accelerated filer ___                     Accelerated filer  _X_
Non-accelerated filer ___                       Smaller reporting company ___

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

The aggregate market value of the voting and non-voting stock held by non-affiliates of the registrant as of March 12, 2008 was approximately $39,321,996.

The number of shares of the common stock outstanding as of March 12, 2008 was 9,240,278.

                   DOCUMENTS INCORPORATED BY REFERENCE: NONE.

                                EXPLANATORY NOTE


         CPC of America, Inc. is filing this Amendment No. 1 to Form 10-K/A ("Amendment") to amend our previously filed Annual Report on Form 10-K for the year ended December 31, 2007 ("2007 Form 10-K"), as filed with the Securities and Exchange Commission (the "SEC") on March 17, 2008. This Amendment is being filed in response to comments received from the staff of the SEC on our 2007 Form 10-K. This Amendment includes the following material changes:

o Item 1, "Description of Business - General" has been revised to provide more detail concerning the strategic planning services provided to us by CTM Group and the number of common shares issuable upon conversion of our outstanding series of preferred stock.

o Item 1, "Description of Business - Business of the Issuer - Internal Puncture Closure Device: "MedClose"" has been revised to provide further disclosure concerning the review of our MedClose device by the U.S. Food & Drug Administration.

o Item 1, "Description of Business - Business of the Issuer - Competition" has been revised to provide additional disclosure concerning the competitive position of our MedClose device relative to comparable products and procedures.

o Item 1, "Description of Business - Business of the Issuer - Patents and Trademarks" has been revised to provide further disclosure concerning our patent protection and foreign jurisdictions.

o Item 1A, "Risk Factors" has been revised to provide certain clarifications with regard to our available working capital as of December 31, 2007 and to add an additional risk factor concerning the risks and contingencies relating to liquidation preferences made part of our outstanding series of preferred stock.

o Item 11, "Executive Compensation" has been revised to provide further discussion and analysis concerning the short-term compensation paid to our chief executive officer.

o Item 13, "Certain Relationships and Related Transactions" has been revised to provide additional disclosure concerning related transactions between us, on the one hand, and our chief executive officer or CTM Group, on the other.


         This Amendment does not reflect events occurring after the filing of the 2007 Form 10-K or modify or update those disclosures in any way other than as described above.

PART I

ITEM 1. DESCRIPTION OF BUSINESS.

UNLESS OTHERWISE INDICATED, ALL REFERENCES TO OUR COMPANY INCLUDE OUR WHOLLY-OWNED SUBSIDIARIES, MED ENCLOSURE, LLC, A NEVADA LIMITED LIABILITY COMPANY, CPCA2000, INC., A NEVADA CORPORATION.

GENERAL


         CPC of America, Inc. was formed under the laws of the State of Nevada on April 11, 1996 to develop and acquire cardiology medical devices, therapeutic devices and disposable products. To date, we have completed the development of an external counterpulsation device for the treatment of coronary artery disease known as the CPCA 2000. In March 2003, we received FDA clearance to market the CPCA 2000 counterpulsation unit as a Class III medical device. In addition, through our wholly-owned subsidiary, Med Enclosure, LLC, we are engaged in the business of developing a patented internal puncture closing device and technique known as "MedClose." As of the date of this report, we have not commenced revenue producing operations. Our operations to date have consisted of the design and development of our Med Close device and our counterpulsation units, and the raising of capital. Our largest holder of common stock, CTM Group, Inc, provides to us strategic planning and consulting services, including advice and assistance in the areas of product acquisition and development.



         In order to meet our general working capital requirements and to fund the commercial exploitation of the MedClose, in September 2007, we commenced a private placement of our Series E Preferred Stock, pursuant to Rule 506 under the Securities Act of 1933 ("1933 Act"). Pursuant to the original terms of the offering, the Series E Preferred shares were being sold at $19.75 per share and each share was convertible into common shares at a conversion price of $14.80 per share until August 31, 2008, when the conversion price would have been adjusted to the lower of $14.80 or 75% of the average last sale price of the common stock for the 30 trading days immediately preceding such date on any stock exchange; provided that the conversion price shall not be adjusted to an amount below $13.00 per share.


         As of January 2008, and prior to having sold any Series E Preferred shares, we amended the Series E Preferred share offering terms. Pursuant to the amended offering terms, we are selling 2,025,316 shares of our Series E Preferred Stock, at $6.00 per share. As of March 17, 2008, we have sold 129,167 shares of Series E Preferred shares for the gross proceeds of $775,000. The Series E Preferred stock has no voting rights and has a 10% annual dividend payable in cash or common stock at our option. Each Series E Preferred share is convertible into our common shares at a conversion price of $4.50 per share until August 31, 2008, when the conversion price will be adjusted to the lower of 75% of the average last sale price of the common stock for the 30 trading days immediately preceding such date on any stock exchange or $4.50 per share; provided that the conversion price shall not be adjusted to an amount below $3.92 per share. Each outstanding share of our preferred stock, including our Series E Preferred Stock, is convertible into a number of shares of our common stock equal to the private placement sale price of such preferred share divided by the conversion price of such preferred share in effect at the time of conversion.

         The shares of Series E Preferred Stock have not been, and will not be, registered under the 1933 Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. The Series E preferred shares are being sold by our executive officers and the proceeds of the offering are expected to be used for clinical trials, regulatory compliance, manufacturing and marketing relating to the MedClose device, and working capital.


         In November 1999, we acquired a 73.3% interest in Med Enclosure, LLC, a limited liability company organized under the laws of the State of Nevada. Pursuant to the terms of an Operating Agreement dated November 5, 1999, we received a 73.3% interest in Med Enclosure in exchange for our promissory note in the original principal amount of $250,000. On April 25, 2000, we retired the note in full by paying $255,208 to Med Enclosure. In September 2002, we increased our percentage interest in Med Enclosure to 80.3% pursuant to a purchase agreement with the minority owner of Med Enclosure by which we acquired from the minority owner an additional 7% membership interest in Med Enclosure in exchange for our issuance of 10,000 shares of our common stock. In November 2004, we acquired from the minority owner an additional 12% membership interest in exchange for $100,000. In February 2005, we acquired the remaining 7.7% membership interest in exchange for our issuance of 4,000 shares of our common stock. Med Enclosure, LLC is now the 100%-owned subsidiary of CPC of America.

         During 2003 and 2004, we pursued the potential sale of CPCA 2000, Inc., our subsidiary that owns our counterpulsation technologies and products. Based on the analysis and inquiries by our investment banker, along with our own internal inquiries and analysis, we are of the opinion that there is not sufficient interest in the acquisition of CPCA 2000, Inc. or our counterpulsation technologies at this time due to declines in the amount of reimbursable patient costs for counterpulsation treatments under the Medicare program. Between 2002 and 2005, the amount of reimbursable patient costs for counterpulsation treatments under Medicare declined by approximately 30%. The decline in coverage has had a material negative impact on projected profitability of operations based on our counterpulsation technologies and products.

         At the present time, we have no intention of commencing operations based on our counterpulsation technologies, and we are no longer pursuing the potential sale of CPCA 2000, Inc. While we believe that our counterpulsation technologies continue to retain value, we do not believe we will be able to negotiate a sale of CPCA 2000, Inc. or its counterpulsation technologies that will result in a meaningful return to us or our shareholders until such time as the reimbursable patient costs for counterpulsation treatments under the Medicare program are significantly increased. We have historically charged to expense all research and development costs and expenses associated with our counterpulsation technologies. As of December 31, 2007, we had no assets on our consolidated balance sheet relating to our counterpulsation products or technologies, other than trademarks of less than $2,000.

         Our executive offices are located at 6336 17th Street Circle East, Sarasota, Florida 34243; telephone number (941) 727-4370.

BUSINESS OF THE ISSUER

         GENERAL

         CPC of America is engaged in the business of developing and acquiring cardiology therapeutic and disposable devices and products as well as the manufacture and distribution of these devices and products. We are currently engaged in the development of the MedClose internal puncture closing device and technique. MedClose is an internal puncture closure device and technique that utilizes a human glue deployment to close puncture wounds following surgery. MedClose is in the development stage and has not been approved for sale by the FDA. As of the date of this report, we have not commenced revenue producing operations.

         INTERNAL PUNCTURE CLOSURE DEVICE: "MEDCLOSE"


         The MedClose is a vascular closure system medical device that is designed to seal femoral arterial puncture sites in patients who have undergone diagnostic or interventional catheterization procedures. The MedClose consists of a catheter system that is our proprietary product and a biologic sealant manufactured by a third party and made available to the public. The MedClose is designed to enhance manual compression by delivering the biologic sealant through our proprietary catheter system, resulting in an elastic coagulum that is fully absorbed into the body within 10 to 14 days. The MedClose is designed to significantly reduce the time to hemostasis (the stoppage of bleeding), thereby accelerating the patient's post-operative recovery and reducing the amount of time spent by post-operative professionals. The MedClose applications and usage capabilities are intended for cardiac diagnostic and interventional cardiology procedures as well as interventional and carotid stenting procedures. We hold three patents for both the instrument and the technique used in connection with MedClose, and have two additional patents pending.

         As of the date of this amended report, the MedClose is not available for sale or commercial distribution. As described further below, we conducted limited human clinical trials, involving 16 enrolled subjects, of the MedClose device in the United States from August to October 2006. As of the date of this amended report, we expect to resume human clinical trials in the United States subject to the FDA's approval of our pending investigational device exemption, of which there can be no assurance. We also conducted human clinical trials, involving 44 enrolled subjects, of the MedClose device in Canada from October 2006 to August 2007.


         We believe that a major advantage of MedClose is that it requires no sutures and leaves no foreign matter or residue in the artery thereby reducing the risk of an embolism resulting from residual material left in the artery. In addition, we believe that MedClose will significantly reduce the recovery time of patients following catheterization procedures. Physicians traditionally have used sutures and manual compression and other commercial closure devices to close puncture wounds following catheterization procedures. Using sutures requires direct pressure to be applied to the wound for up to 45 minutes (typically applied by a nurse or orderly) and a recovery time of up to 12 hours, during which the patient remains still to avoid hemorrhaging. MedClose, by contrast, eliminates the need for direct pressure to be applied to the wound and reduces the recovery time following the procedure to less than two hours. As a result, MedClose reduces the need for patients to remain completely immobile following the catheterization procedure and limits the recovery time and discomfort associated with the catheterization procedures.

         The MedClose is not presently available for general human use. Extensive animal studies were successfully completed in 2002 through 2004 and provided to the FDA Center for Devices and Radiological Health ("CDRH"). We have also successfully manufactured 800 MedClose devices, including the completion of procedures and processes relating to the sterilization, packaging, manufacturing, engineering, and testing of the MedClose device. In July 2005, after prior consultation with the primary CDRH reviewer, we submitted to the CDRH an investigational device exemption ("IDE") application to clinically investigate the MedClose device in the U.S. Absent an effective exemption from the IDE regulations or a finding that the device is a non-significant, low risk device, compliance with FDA IDE regulations is required before a medical device product can proceed to the last phase of the FDA regulatory process, human testing of the device.

         In August 2005, the CDRH responded to our IDE application by identifying certain deficiencies but it did not approve the application . We responded to the CDRH in November of 2005. Previously in October 2005, we were advised by the FDA's Office of Combination Products ("OCP") that the FDA's Center for Biologics Evaluation and Research ("CBER"), rather than the CDRH, would be the lead agency for review and regulation of the MedClose device and that CBER would review and approve the device in accordance with CDRH regulations. As of the date of this report, CBER remains the lead FDA agency for review and regulation of the MedClose device and its third party commercial sealant as a combination device. The CBER conveyed a conditional IDE approval in March 2006. We are continuing to appeal the OCP decision and seeking to have permanent review responsibility transferred back to the CDRH with whom we have interacted with since 2001. In October 2006, we withdrew an IDE application in a written explanation to the CBER. In August 2006, human clinical studies of our MedClose device commenced at a research site located in the United States based on the reviewing institutional review board's (or IRB's) determination that the MedClose device was not a significant risk device based on, among other matters, reports and documents provided to the reviewing IRB by CPC of America and our advisors and consultants, all of which had previously been provided to and reviewed by the FDA . In addition, previous and subsequent reviews by IRBs of the investigational plan determined that the MedClose device is a non-significant, low risk device, and thus an approved IDE application from the FDA is not required by FDA regulations prior to the commencement of human clinical investigation.

         In October 2006, the human clinical studies involving 16 enrolled subjects at the U.S. site were concluded. In November 2006, the reviewing IRB, following discussions with the FDA staff, reversed its determination that the MedClose device was not a significant risk device. An IRB is an appropriately constituted group that has been formally designated to review and monitor biomedical research involving human subjects. As permitted by FDA regulations, IRB's are appointed by the research institution that conducts the investigational study. In the case of the MedClose, the research institutions, not CPC of America, determines the IRBs who will review the research conduced. In accordance with FDA regulations, an IRB has the authority to approve, require modifications in or disapprove research. The purpose of IRB review is to assure, both in advance and by periodic review, that appropriate steps are taken to protect the rights and welfare of humans participating as subjects in the research. To accomplish this purpose, IRBs use a group process to review research protocols and related materials (such as, informed consent documents and investigator brochures) to ensure protection of the rights and welfare of human subjects of research. The findings of an IRB are not binding on the FDA.


         In April 2007, we received a warning letter from the FDA which expressed, among other things, that:


     o The FDA believes the MedClose device was a significant risk device and not eligible for investigation in the U.S. without an IDE approved by the FDA;

     o We had violated IDE regulations governing the proper conduct of clinical studies, including our failure to provide the U.S. IRB and the clinical review site with information they needed to conduct the clinical investigation properly;

     o We failed to provide accurate information about the investigations to the FDA and failed to provide to the FDA staff access to the sites pertaining to the MedClose; and

     o We provide to the FDA certain information and records concerning our clinical studies.

After consultation with our FDA counsel, we believe that the allegations of the FDA in its April 2007 letter are incorrect. We have filed an appropriate response with the agency. To the extent the FDA's allegations were valid, we would have been prohibited from manufacturing or commercializing the MedClose device pending resolution of the staff's allegations and our company and our management would have been exposed to a variety of monetary fines and penalties, including the seizure of the MedClose device, injunctive relief from further violations of the FDA laws and regulations and criminal prosecution. On May 23, 2008, the FDA advised us in writing that our response to its April 2007 warning letter was satisfactory and that no further response to its warning letter was required. Based on the FDA's May 23, 2008 letter and subsequent written correspondence and conversations with the FDA staff, we believe that the FDA has concluded its inquiry into the facts underlying its April 2007 warning letter and that no enforcement or regulatory action arising out of the staff's the allegations is contemplated by the FDA.

         In the fourth quarter of 2006, we commenced human clinical investigations in Canada, with the knowledge and concurrence of the Canadian regulatory authorities. We conducted human clinical trials, involving 44 enrolled subjects, of the MedClose device in Canada from October 2006 to August 2007. Based on the experiences and input of the clinical investigators, we voluntarily suspended human clinical trials in Canada in August 2007 for purposes of refining the MedClose device. We expect to resume the Canadian trials within the next few months.

         We submitted a new IDE application to the FDA on November 30, 2007, which, if approved, will facilitate a continuance of the US clinical trials that were suspended by us in November 2006. In December 2007, the CBER responded to our new IDE application with a disapproval letter. We have since filed three IDE supplements to address deficiencies cited by the CBER and the third of these submitted on September 5, 2008 is presently under review by the CBER.

         We have established an acceptable data and statistical set of both US and Canadian enrollees that continues to demonstrate that the technology and its intellectual properties, both patented and patent pending, are exceeding the results obtained by the manual compression technique, which used in approximately 60% of both US and world procedures for both cardiac diagnostic and interventional procedures. The MedClose leaves no residue and we believe can be used in a variety of patients and can be repunctured in shortened time frame while maintaining patient ease of use, patient safety, patient comfort and reduction in use of hospital resources and faster discharges.

         Since November 2001, Biomed Research, Inc. has acted as our contract research, development, engineering, manufacturing, regulatory compliance and project management team under various agreements to take our MedClose technologies, including our three patents and a fourth and fifth patents pending from engineering through various regulatory approvals. Biomed is an unaffiliated medical device research, development, engineering, manufacturing, regulatory compliance and project management firm located in Tampa, Florida. During 2006 and 2007, we paid Biomed Research $913,339 and $104,220, respectively.

         We estimate that the costs of conducting and completing clinical studies in 2008 of the MedClose device to be between $178,000 to $430,000. We believe that we have sufficient working capital on hand to complete clinical studies. Based on the continuing trends of worldwide medical technology companies, we intend to analyze our options for moving forward with the commercial exploitation of the MedClose, including licensing or sale of the product and our manufacture, marketing and sale of the product directly. If we pursue the manufacture or marketing of the MedClose product, we will, in all likelihood require significant additional capital. In that event we will endeavor to acquire the necessary working capital from the sale of our securities. However, there can be no assurance we will be able to obtain the required additional working capital on commercially reasonable terms or at all.

   MARKETING AND DISTRIBUTION

         We initially intend to market MedClose to both hospitals and to physicians through both national and international distribution agreements. There are no agreements currently in place, however we have commenced discussions with potential distributors and customers. We also intend to establish a direct sales support team to assist the distributors with their customers and to establish national contracting agreements with major providers of services.

         We intend to offer our products to potential customers through a marketing campaign consisting of public relations, direct mail and personal selling efforts by our representatives. The public relations campaign will be designed to raise awareness of MedClose and its puncture internal closure device among both industry leaders and the general public. We intend to generate publicity for MedClose through press conferences, television forums, demonstrations and press releases to trade and professional publications.

GOVERNMENT REGULATION AND SUPERVISION

         Clinical testing, manufacture and distribution of the MedClose are subject to regulation by numerous governmental authorities, principally the Food and Drug Administration (FDA), and corresponding state and foreign regulatory agencies. Pursuant to the Federal Food, Drug, and Cosmetic Act, and the regulations promulgated thereunder, the FDA regulates activities relating to the clinical testing, manufacturing, labeling, distribution and promotion of medical devices. Under the Medical Device Amendments of 1976, the FDA has had the authority and responsibility to classify medical devices into one of three classes (i.e., Class I, II, or III), on the basis of the regulatory controls necessary to provide reasonable assurance of device safety and effectiveness. Class I devices are subject to compliance with "general controls," including for example, establishment registration, produce listing, labeling, possible premarket notification, adherence to good manufacturing practices and certain record keeping and reporting requirements. Class II devices are subject to compliance with Class I "general controls" as well as special controls and/or performance standards established by the FDA. Class III devices are subject to compliance with Class I "general controls" and possible special controls/performance standards as well as premarket approval by the FDA to provide reasonable assurance of safety and effectiveness. Class III devices generally include life-sustaining, life-supporting and/or implantable devices, new devices, or devices which have been found to be substantially equivalent to Class III in commercial distribution for which the FDA has not yet required premarket approval. The MedClose presently is considered by the FDA to be subject to premarket approval as a Class III device.

         Before a Class III medical device can be introduced into the market for commercial distribution, the manufacturer generally must obtain FDA clearance through either a "510(k) premarket notification" ("notification") or through a premarket approval application. Although Class III devices normally require FDA approval through the premarket approval process, we were able to obtain FDA premarket clearance through "notification" for our previous device the CPCA 2000 in March 2003. We believe that it may be possible to receive FDA clearance pursuant to a "notification" for MedClose as well. Because puncture closure devices are already on the market, newer versions, similar to the MedClose, have been permitted to be marketed pursuant to the "notification" procedure. However, there is no assurance that we will be eligible to utilize the "notification" process in the future or that the FDA will not in the future require us to submit a premarket approval application, which would be a more costly, lengthy and uncertain approval process.

         Generally, the "notification" clearance "order" is expected to be granted within 90 days from the date of submission, but it can take from 12 to 36 months or longer from submission of the "notification" to obtain the clearance "order." The FDA may determine that a proposed device is not substantially equivalent to a legally marketed device or that additional data is needed before a substantial equivalence determination can be made. A determination that a device is not substantially equivalent to a device already on the market, or a request for additional data, could delay the market introduction of our products and could have a material adverse effect on our business, financial condition and results of operations. For any of our devices that are cleared through the "notification" process, modifications or enhancements that could significantly affect the safety or effectiveness of the device or that constitute a major change to the intended use of the device will require a new 510(k) "notification." There can be no assurance that we will obtain a clearance "order" within the above time frames, if at all, for MedClose or any other device for which we may file a "notification."

         Further, once FDA clearance or approval is obtained, our devices will be subject to pervasive and continuing regulation by the FDA, including various record keeping requirements and the requirement to report to the FDA certain experiences with the use of the device. We are also subject to inspection on a routine basis for compliance with the FDA's good manufacturing practice ("GMP") regulations. These regulations impose explicit procedural and documentation requirements upon us and the companies which we contract to manufacture our devices.

         COMPETITION


         We have several competitors that manufacture and market puncture closure devices, including companies such as St. Jude Medical, Johnson & Johnson, Abbot Laboratories, Datascope Corp. and Vascular Solutions, Inc., and there are several other companies that market competing products that are in the nature of wound devices. St. Jude and Abbot each market a FDA approved combination vascular closure system similar to the MedClose device, and Vascular Solutions' product use a biologic sealant that is made from human plasma. However, those products are limited to vascular closure devices for femoral artery punctures, whereas the MedClose is designed for a wide array of vascular closures applications. In addition, each of those products are limited to their proprietary sealants whereas the MedClose device is a delivery system that can utilize any FDA approved sealant.

         Although a human clinical trial investigation of the MedClose(TM) device has not been completed, based on an interim analysis of 60 trials on enrolled subjects who have undergone treatment using the MedClose device, we believe our device has competitive advantages over other products because our product is superior in delivery of arterial site closures on the basis of safety, variability, shortened time in conducting repuncture post procedures and cost effectiveness. However, all of our competitors have greater marketing and financial resources than we do and, accordingly, there can be no assurance that we will be able to compete effectively, if at all.


   PATENTS AND TRADEMARKS


         We hold three patents from the USPTO for the MedClose device and procedure and we have filed two additional patents pending. We have also have two registered trademarks in the United States and registrations in Argentina, India, Madrid Protocal, Mexico, New Zealand, Pakistan, Taiwan, and pending applications in Brazil, Canada, and Venezuela for the name MedClose. In September 2002, we received three patents from the U.S. Patent and Trademark Office on our CPCA 2000 counterpulsation unit. At present, we have submitted domestic and international applications to patent the CPCA 2000 and our counterpulsation technology and have been granted patents in Ireland and the United Kingdom and have received a trademark on the name "CPCA 2000" and its logo in the United States.


         Our ability to compete successfully depends, in part, on our ability to protect the proprietary technology contained in our products. We rely upon a combination of patent, trade secret and trademark laws, together with non-disclosure agreements, to establish and protect proprietary rights in our proprietary devices and technologies, as well as our trade names and other similar property. We also enter into confidentiality agreements with our employees, manufacturers, distributors, customers and suppliers, and limit access to and distribution of our proprietary information. However, these measures only afford us limited protection, as there can be no assurance that any steps taken by us to protect these proprietary rights will be adequate to prevent misappropriation of our technology or the independent development by others of similar technology. In addition, although we believe that there currently are no infringement claims against us and no grounds for the assertion of such claims, the cost of responding to any claim could be significant.

RESEARCH AND DEVELOPMENT

         Since inception through December 31, 2007, our research and development expenses have amounted to approximately $19,639,244, including $1,628,203 and $1,600,818 spent on research and development in 2007 and 2006, respectively. At present, none of these research and development expenses have been borne by customers, as we have not begun to market or sell our products and services.

EMPLOYEES

         As of the date of this report, we employ one person consisting of our one executive officer. We contract with various consultants to provide services to us including engineering, software, testing, regulatory, product development, medical and clinical affairs on a project by project basis.

AVAILABLE INFORMATION

         Our Internet address is http://www.cpca2000.com/. We make available, free of charge, through our Internet website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

ITEM 1A. RISK FACTORS.

         We make written and oral statements from time to time regarding our business and prospects, such as projections of future performance, statements of management's plans and objectives, forecasts of market trends, and other matters that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements containing the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimates," "projects," "believes," "expects," "anticipates," "intends," "target," "goal," "plans," "objective," "should" or similar expressions identify forward-looking statements, which may appear in documents, reports, filings with the Securities and Exchange Commission, news releases, written or oral presentations made by officers or other representatives made by us to analysts, stockholders, investors, news organizations and others, and discussions with management and other representatives of us. For such statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

         Our future results, including results related to forward-looking statements, involve a number of risks and uncertainties. No assurance can be given that the results reflected in any forward-looking statements will be achieved. Any forward-looking statement made by or on behalf of us speaks only as of the date on which such statement is made. Our forward-looking statements are based upon assumptions that are sometimes based upon estimates, data, communications and other information from suppliers, government agencies and other sources that may be subject to revision. Except as required by law, we do not undertake any obligation to update or keep current either (i) any forward-looking statement to reflect events or circumstances arising after the date of such statement, or (ii) the important factors that could cause our future results to differ materially from historical results or trends, results anticipated or planned by us, or which are reflected from time to time in any forward-looking statement which may be made by or on behalf of us.

         In addition to other matters identified or described by us from time to time in filings with the SEC, there are several important factors that could cause our future results to differ materially from historical results or trends, results anticipated or planned by us, or results that are reflected from time to time in any forward-looking statement that may be made by or on behalf of us. Some of these important factors, but not necessarily all important factors, include the following:

         WE HAVE NOT COMMENCED REVENUE PRODUCING OPERATIONS. We were incorporated in 1996 and to date have not generated any revenues from operations. To date, our activities have included the market analysis and development of our counterpulsation units and MedClose device, and the raising of development and working capital. As a result of the absence of any operating history or revenues, there can be no assurance that we will achieve a significant level of operations and, if so, that such operations can continue to be conducted on a profitable basis.


         WE MAY REQUIRE ADDITIONAL CAPITAL IN THE FUTURE IN ORDER TO FURTHER DEVELOP OR MARKET OUR PRODUCTS, BUT WE DO NOT HAVE ANY COMMITMENTS TO OBTAIN SUCH CAPITAL AND WE CANNOT ASSURE YOU THAT WE WILL BE ABLE TO OBTAIN ADEQUATE CAPITAL AS AND WHEN REQUIRED. As of December 31, 2007, we had a working capital deficit of ($1,813,200), which includes accrued dividends of $2,089,132 payable on our outstanding shares of Series C preferred stock and Series D preferred stock as of such date. In September 2007, we commenced a private placement of our Series E Preferred Stock, and since December 31, 2007, we have sold 129,167 shares of Series E Preferred shares for the gross proceeds of $775,000. We have historically raised substantial amounts of capital through the sale of our stock and the exercise of stock options, and we believe we can raise additional capital to meet our obligations over the next 12 months if needed. We believe that our working capital on hand as of the date of this report, along with our ability to raise capital and meet certain operating expense obligations through the issuance of stock or stock equivalents, provide us with the capital we need for at least the next twelve months. However, we believe that our ability to operate beyond the next 12 months will require us to raise significant additional capital, of which there can be no assurance. We will seek to obtain any working capital required beyond the next 12 months through the sale of our securities. However, we have no agreements or understandings with any third parties at this time for our receipt of such working capital. Consequently, there can be no assurance we will be able to access to capital beyond the next 12 months as and when needed or, if so, that the terms of any available financing will be subject to commercially reasonable terms.

         The report of our independent registered public accounting firm for the fiscal year ended December 31, 2007 states that due to our working capital deficiency at December 31, 2007 there is a substantial doubt about our ability to continue as a going concern.


         WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY OR COMPETITIVE PRESSURES FACED BY US MAY MATERIALLY ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION, AND RESULTS OF OPERATIONS. We expect to face significant competition in connection with the marketing of our MedClose puncture closing device. We have had several competitors that manufacture and market puncture closure devices, such as St Jude Medical, Johnson & Johnson, Abbott Laboratories, Datascope Corp. and Vascular Solutions, Inc. All of our competitors have greater marketing and financial resources than us and, accordingly, there can be no assurance that we will be able to compete effectively or that competitive pressures faced by us will not materially adversely affect our business, financial condition, and results of operations.

         WE MAY NOT BE ABLE TO PROTECT OUR PROPRIETARY RIGHTS AND WE MAY INCUR SIGNIFICANT COSTS IN ATTEMPTING TO DO SO. Our success and ability to compete are dependent to a significant degree on our proprietary technology. We rely on a combination of patent, trade secret and trademark laws, as well as confidentiality and licensing agreements to protect our proprietary rights. However, it may be possible for a third party to copy or otherwise obtain and use our proprietary information without authorization or to develop similar technology independently. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation, whether successful or unsuccessful, could result in substantial costs and diversions of resources, either of which could have a material adverse affect on our business, financial condition and operating results.

         THE COMMERCIALIZATION OF OUR MEDCLOSE DEVICE WILL REQUIRE US AND FOREIGN REGULATORY APPROVALS, OF WHICH THERE CAN BE NO ASSURANCE. The development, testing and eventual sale of our MedClose device are subject to extensive regulation by numerous state and federal governmental authorities in the U.S., such as the FDA, as well as by certain foreign countries, including some in the European Union. Currently, we are required in the U.S. and in foreign countries to obtain approval from those countries' regulatory authorities before we can market and sell our MedClose device in those countries. Obtaining regulatory approval is costly and may take many years, and after it is obtained, it remains costly to maintain. The FDA and foreign regulatory agencies have substantial discretion to terminate clinical trials, require additional testing, delay or withhold registration and marketing approval and mandate product withdrawals. In addition, later discovery of unknown problems with our products or manufacturing processes could result in restrictions on our products and manufacturing processes, including potential withdrawal of the products from the market. If regulatory authorities determine that we have violated regulations or if they restrict, suspend or revoke our prior approvals, they could prohibit us from manufacturing or selling our MedClose device until we comply, or indefinitely.

         THE MARKET FOR OUR STOCK IS LIMITED AND MAY NOT PROVIDE INVESTORS WITH EITHER LIQUIDITY OR A MARKET BASED VALUATION OF OUR COMMON STOCK. Our common stock is traded on the OTC Bulletin Board market under the symbol "CPCF.OB". As of March 12, 2008, the last reported sale price of our common stock on the OTCBB was $6.00 per share. However, we consider our common stock to be "thinly traded" and any last reported sale prices may not be a true market-based valuation of the common stock. Also, the present volume of trading in our common stock may not provide investors sufficient liquidity in the event they wish to sell their common shares. There can be no assurance that an active market for our common stock will develop. In addition, the stock market in general, and early stage public companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. If we are unable to develop a market for our common shares, you may not be able to sell your common shares at prices you consider to be fair or at times that are convenient for you, or at all.


         WE ARE SUBJECT TO RISKS OF PRODUCT SAFETY AND PRODUCT LIABILITY DUE TO OUR USE OF A BIOLOGIC SEALANT. Currently, our MedClose device utilizes a biologic sealant derived from human plasma. Blood based products carry the risk of transmitting infectious diseases, including, but not limited to, hepatitis, HIV and Creutzfeldt-Jakob disease. The sealant utilized by our MedClose device is manufactured by Baxter International, Inc., a leading international healthcare company, and has been approved by the FDA. The FDA's CBER has reviewed safety data for the Baxter sealant and has issued a biologic products license to Baxter which permits the safe use of this product for contact with blood. The Baxter sealant continues to be made available for commercial distribution with no information to suggest that risks relating to viruses, bacteria or prions are likely. Nevertheless, the risk that screening and testing processes might fail, or that new pathogens may be undetected by them, cannot be completely eliminated. There is currently no test to detect the pathogen responsible for Creutzfeldt-Jakob disease. If patients are infected by known or unknown pathogens, claims may exceed insurance coverage and materially and adversely impact our financial condition.

         WE HAVE ISSUED OVER TIME MULTIPLE SERIES OF PREFERRED STOCK, EACH OF WHICH HAVE RIGHTS SENIOR TO OUR COMMON STOCK INCLUDING THE RIGHT TO BE PAID APPROXIMATELY $12.6 MILLION OF LIQUIDATION PREFERENCES. Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by our stockholders. As of June 30, 2008, we had issued five series of preferred shares (Series A through E), of which all of the Series A and Series B shares had been converted into common shares as of such date and 277,339 shares of Series C Preferred Stock, 609,589 of Series D Preferred Stock and 379,337 of Series E Preferred Stock were issued and outstanding as of such date. In the event of the liquidation, dissolution or winding up of our corporation, each holder of our preferred shares shall be paid, prior to any payments to the holders of our common stock, a liquidation preference, plus all accrued and unpaid dividends. The Series C, Series D and Series E preferred shares are to be paid a liquidation preference of $8.90 per share, $9.15 per share and $6.00 per share, respectively. The aggregate amount of liquidation preferences, plus accrued dividends, as of June 30, 2008 was $12,607,903. Any additional preferred stock issued by our board of directors may contain similar liquidation preferences and other rights and preferences adverse to the voting power and other rights of the holders of common stock.


ITEM 1B. UNRESOLVED STAFF COMMENTS.

         None.

ITEM 2. DESCRIPTION OF PROPERTY.

         Our executive offices are located in Sarasota, Florida and consist of approximately 1,000 square feet. The lease had an initial term of one year, subject to two one-year renewal options, and has since converted to a month to month lease.

ITEM 3. LEGAL PROCEEDINGS.

         Neither the company nor our property is subject to any pending legal proceedings, other than routine litigation incidental to our business.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

         There were no matters submitted to the security holders of the company during the fourth quarter of the fiscal year ended December 31, 2007.

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS.

MARKET INFORMATION

         Our common stock is listed on the OTC Bulletin Board under the symbol "CPCF." Set forth below are high and low closing prices for our common stock for each quarter during the two fiscal years ended December 31, 2007. We consider our common stock to be thinly traded and that any reported bid or sale prices may not be a true market-based valuation of the common stock.


      QUARTER ENDED                                         HIGH      LOW
      -------------                                         ----      ---

      March 31, 2006                                       $17.25    $11.00
      June 30, 2006                                        $12.50    $ 6.75
      September 30, 2006                                   $12.45    $ 9.02
      December 31, 2006                                    $34.80    $10.10

      March 31, 2007                                       $24.50    $15.25
      June 30, 2007                                        $19.20    $15.00
      September 30, 2007                                   $17.00    $13.00
      December 31, 2007                                    $13.00    $ 5.15

HOLDERS

         As of March 5, 2008, there were 61 record holders of our common stock.

DIVIDENDS

         We have not paid any cash dividends on our common stock since our inception and do not contemplate paying dividends in the foreseeable future. It is anticipated that earnings, if any, will be retained for the operation of our business. Pursuant to our certificates of designations, holders of shares of our Series C preferred stock and Series D preferred stock are entitled to dividends at a rate of 5% per annum, payable at the option of the holders, in either cash or shares of common stock. In addition, the holders of our Series E preferred stock are entitled to dividends at the rate of 10% per annum, payable at our option, in cash or common stock. During 2007, we paid no cash dividends on the shares of our preferred stock.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

         Item 12 of this report includes information about the securities underlying outstanding options and securities remaining available for issuance under our equity compensation plans as of December 31, 2007.

SALES OF UNREGISTERED SECURITIES

         None.

 ITEM 6. SELECTED FINANCIAL DATA.

The table below sets forth a summary of our selected financial data for each of the years ended December 31:


                                                 2007           2006           2005           2004           2003
                                             ------------   ------------   ------------   ------------   ------------
STATEMENT OF OPERATIONS DATA:

Revenue                                      $         --   $         --   $         --   $         --   $         --
Research and development                        1,628,203      1,600,818      1,266,093      6,699,714      2,300,315
General and administrative                        902,094      1,372,079        882,292      1,689,369        526,043
                                             ------------   ------------   ------------   ------------   ------------
Operating loss                                 (2,530,297)    (2,972,897)    (2,148,385)    (8,389,083)    (2,826,358)
                                             ------------   ------------   ------------   ------------   ------------

Interest expense                                       --             --             --             --             --
Interest income                                     2,496         44,297         59,087         74,828         66,892
Increase in cash surrender value
  of insurance                                     92,027        116,745        463,782             --             --

Net loss                                       (2,435,774)    (2,811,855)    (1,625,516)    (8,314,255)    (2,759,466)
                                             ============   ============   ============   ============   ============

Basic and diluted net loss per share                (0.33)         (0.40)         (0.29)         (1.31)         (0.90)

Basic and diluted weighted average
  number of common shares
  outstanding                                   8,643,140      8,143,031      7,323,397      6,723,101      5,904,416


BALANCE SHEET DATA:

  Total assets                                  1,382,977      1,742,164      2,842,770      3,494,578      6,372,462

  Total liabilities                             2,872,970      2,000,816      1,421,689        995,342        718,889

  Total shareholders' equity (deficit)         (1,489,993)      (258,652)     1,421,081      2,499,236      5,653,573


ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

GENERAL

         To date, our activities have included the market analysis and development of our MedClose device and counterpulsation units and the raising of development and working capital. We have developed and prepared for market our counterpulsation units, including a stand-alone unit known as the CPCA 2000. In March 2003, we received FDA clearance to market the CPCA 2000 counterpulsation unit as a Class III medical device. We are also engaged in the business of developing a patented internal puncture closure device and technique known as "MedClose". We have not commenced revenue producing operations.

         During 2003 and 2004, we pursued the potential sale of CPCA 2000, Inc., our subsidiary that owns our counterpulsation technologies and products. Based on the analysis and inquiries by our investment banker, along with our own internal inquiries and analysis, we are of the opinion that there is not sufficient interest in the acquisition of CPCA 2000, Inc. or our counterpulsation technologies at this time due to declines in the amount of reimbursable patient costs for counterpulsation treatments under the Medicare program. Between 2002 and 2005, the amount of reimbursable patient costs for counterpulsation treatments under Medicare declined by approximately 30%. The decline in coverage has had a material negative impact on projected profitability of operations based on our counterpulsation technologies and products.

         At the present time, we have no intention of commencing operations based on our counterpulsation technologies, and we are no longer pursuing the potential sale of CPCA 2000, Inc. While we believe that our counterpulsation technologies continue to retain value, we do not believe we will be able to negotiate a sale of CPCA 2000, Inc. or its counterpulsation technologies that will result in a meaningful return to us or our shareholders until such as the reimbursable patient costs for counterpulsation treatments under the Medicare program are significantly increased. We have historically charged to expense all research and development costs and expenses associated with our counterpulsation technologies. As of December 31, 2006, we had no assets on our consolidated balance sheet relating to our counterpulsation products or technologies, other than trademarks of less than $2,000.

         The MedClose(TM) VCS is a medical device that is designed to seal femoral arterial puncture sites in patients who have undergone diagnostic or interventional catheterization procedures. It utilizes a proprietary catheter system that is designed to enhance manual compression by delivering a biologic sealant which forms an elastic coagulum that is fully resorbed within 10 to 14 days. The MedClose VCS is designed to significantly reduce the time to hemostasis (the stoppage of bleeding), thereby accelerating the patient's post-operative recovery and reducing the amount of time spent by post-operative professionals. The MedClose(TM) VCS applications and usage capabilities are intended for cardiac diagnostic and interventional cardiology procedures as well as interventional radiological and proposed carotid stenting procedures. As of the date of this report, MedClose(TM) VCS is undergoing human clinical trials and is not available for commercial distribution. We hold three patents for both the instrument and the technique used in connection with MedClose, and two additional patents pending.

         We estimate that the costs of conducting and completing clinical studies of the MedClose device to be between $178,000 to $430,000. We believe that we have sufficient working capital to on hand to complete clinical studies. We intend to analyze our options for moving forward with the commercial exploitation of the MedClose, including licensing or sale of the product and our manufacture, marketing and sale of the product directly. If we pursue the manufacture or marketing of the MedClose product, we will, in all likelihood require significant additional capital. In that event we will endeavor to acquire the necessary working capital from the sale of our securities. However, there can be no assurance we will be able to obtain the required additional working capital on commercially reasonable terms or at all.

         We expect to commence revenue producing operations subject to foreign regulatory approvals of MedClose. We do not expect to purchase or sell significant plant or equipment during 2007, nor do we expect a significant change in the number of our employees during the year.

         In order to meet our general working capital requirements and to fund the commercial exploitation of the MedClose, in September 2007, we commenced a private placement of our Series E Preferred Stock. Pursuant to the original terms of the offering, the Series E Preferred shares were being sold at $19.75 per share and each share was convertible into common shares at a conversion price of $14.80 per share until August 31, 2008, when the conversion price would have been adjusted to the lower of $14.80 or 75% of the average last sale price of the common stock for the 30 trading days immediately preceding such date on any stock exchange; provided that the conversion price shall not be adjusted to an amount below $13.00 per share.

         As of January 2008, and prior to having sold any Series E Preferred shares, we amended the Series E Preferred share offering terms. Pursuant to the amended offering terms, we are selling 2,025,316 shares of our Series E Preferred Stock, at $6.00 per share. As of March 12, 2008, we have sold 99,167 shares of Series E Preferred shares for the gross proceeds of $595,000. The Series E Preferred stock has no voting rights and has a 10% annual dividend payable in cash or common stock at our option. Each Series E Preferred share is convertible into our common shares at a conversion price of $4.50 per share until August 31, 2008, when the conversion price will be adjusted to the lower of 75% of the average last sale price of the common stock for the 30 trading days immediately preceding such date on any stock exchange or $4.50 per share; provided that the conversion price shall not be adjusted to an amount below $3.92 per share. The shares of Series E Preferred Stock have not been, and will not be, registered under the 1933 Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. The Series E preferred shares are being sold by our executive officers and the proceeds of the offering are expected to be used for clinical trials, regulatory compliance, manufacturing and marketing relating to the MedClose device, and working capital.

RESULTS OF OPERATIONS

         During the 2007 fiscal year, we incurred $1,628,203 of research and development expenses compared to $1,600,818 during fiscal 2006 and $1,266,093 during fiscal 2005. Research and development expenses relate to our ongoing development and testing of our internal puncture closure device and technique known as "Medclose." Our research and development costs were higher in 2007 and 2006 due to our commencement of human clinical trials in the third quarter of 2006. We expect our research and development costs to increase as we get further into human trials and proceed towards the submission of a submit applications for CE Mark/European commercial and eventually a FDA pre-market approval thereafter.

         During fiscal 2007, we incurred $902,094 of general and administrative expenses, compared to administrative expenses of $1,372,079 in fiscal 2006 and $882,292 in fiscal 2005. General and administrative expenses in fiscal 2007 decreased by $469,995 over fiscal 2006. The decrease consisted primarily of a decrease in FDA counsel fees of $171,903 in 2007 as a result of decreased regulatory activity associated with our MedClose device, decreased stock option expenses of $241,234 over amounts incurred in 2006, decrease in accounting fees of $73,401 in 2007 as a result of fewer transactions and efficiencies in 404 testing, offset by a small increase in other areas.

FINANCIAL CONDITION

         As of December 31, 2007, we had a working capital deficit of ($1,813,200), which includes accrued dividends of $2,089,132 payable on our outstanding shares of Series C preferred stock and Series D preferred stock as of such date. Our Series C and Series D preferred stock both have a 5% annual dividend payable in cash or shares of our common stock, at the option of the holder. Those dividends are convertible into our common shares at the rate of $3.57 per share in the case of the Series C preferred stock and $6.86 per share in the case of the Series D preferred stock. To date, all holders of the Series C and D preferred shares have elected to receive their dividends in common shares, and we believe that as long as the market price for our common shares stays substantially above $6.86 per share holders will continue to elect to receive dividends in common shares instead of cash.


         In September 2007, we commenced a private placement of our Series E Preferred Stock, and since December 31, 2007, we have sold 129,167 shares of Series E Preferred shares for the gross proceeds of $775,000. After giving effect to our receipt of the $775,000 in proceeds from our private placement and assuming that the holders of our outstanding preferred shares continue to elect to receive dividends payable in common shares rather than cash and that we elect to pay our Series E dividends in shares, our working capital as of December 31, 2007, less accrued dividends, was approximately $1,050,932. We believe that our working capital on hand as of the date of this report, along with our ability to raise capital and meet certain operating expense obligations through the issuance of stock or stock equivalents, provide us with the capital we need for at least the next 12 months. However, we believe that our ability to operate beyond the next 12 months will require us to raise significant additional capital, of which there can be no assurance. In addition, in the event we receive substantial requests for dividend payments in cash or we encounter a material amount of unexpected expenses, we may require additional capital earlier than 12 months from the date of this report. In the event we receive substantial requests for dividend payments or encounter higher than expected expenses, there can be no assurance we will be able to access capital as and when needed or, if so, that the terms of any available financing will be subject to commercially reasonable terms.

         The report of our independent registered public accounting firm for the fiscal year ended December 31, 2007 states that due to our working capital deficiency at December 31, 2007 there is a substantial doubt about our ability to continue as a going concern.


         As noted above, we are currently analyzing our options for moving forward with the commercial exploitation of the MedClose, including licensing or sale of the product and our manufacture, marketing and sale of the product directly. If we pursue the direct manufacture and marketing of the MedClose product, we will, in all likelihood require up to $40 million of additional capital in order to (i) complete clinical trials and regulatory approvals in North America and designated foreign markets; (ii) commence manufacturing of the device; and (iii) commence marketing and sales of the device, including the development of a internal infrastructure necessary to support manufacturing and marketing.

         We will endeavor to raise additional funds through the sale of our Series E preferred shares and any other available financing sources in order to meet our general working capital requirements and to fund the commercial exploitation of the MedClose. However, there are no agreements or understandings with any third parties at this time for our receipt of additional working capital and there can be no guarantee that such funds will be available on commercially reasonable terms, if at all. If we are unable to access additional capital on a timely basis, we will be unable to expand or continue our development of the MedClose device and our operating results will be adversely affected.

OFF-BALANCE SHEET ARRANGEMENTS

         We do not have any off-balance sheet financing arrangements.

FORWARD LOOKING STATEMENTS

         This report contains forward-looking statements that are based on our beliefs as well as assumptions and information currently available to us. When used in this report, the words "believe," "expect," "anticipate," "estimate" and similar expressions are intended to identify forward-looking statements. These statements are subject to risks, uncertainties and assumptions, including, without limitation, the risks and uncertainties concerning FDA approval of our products; the risks and uncertainties concerning the acceptance of our services and products by our potential customers; our present financial condition and the risks and uncertainties concerning the availability of additional capital as and when required; the risks and uncertainties concerning technological changes and the competition for our services and products; and the risks and uncertainties concerning general economic conditions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, or projected. We caution you not to place undue reliance on any forward-looking statements, all of which speak only as of the date of this report.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Market risk is the risk of loss to future earnings, to fair values or to future cash flows that may result from changes in the price of a financial instrument. The value of a financial instrument may change as a result of changes in interest rates, exchange rates, commodity prices, equity prices and other market changes. Market risk is attributed to all market sensitive financial instruments, including long-term debt.

         We do not utilize derivative financial instruments or investments in available-for-sale securities. All cash is held in both interest and non-interest bearing accounts. However, we do not believe that our cash accounts would have significant impact as a result of changes in interest rate since we do not rely on earnings from our cash accounts for cash flow.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                          INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm......................F-1
Consolidated Balance Sheets at December 31, 2007 and 2006....................F-2
Consolidated Statements of Operations for the three years ended
  December 31, 2007 and cumulative from inception (April 11, 1996)
  to December 31, 2007.......................................................F-3
Consolidated Statements of Shareholders' Equity (Deficit) from inception (April 11, 1996) to December 31, 2007............................F-4
Consolidated Statements of Cash Flows for the three years ended
  December 31, 2007 and cumulative from inception (April 11, 1996)
  to December 31, 2007.......................................................F-7
Notes to Consolidated Financial Statements...................................F-8

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Board of Directors and Shareholders
CPC of America, Inc.

We have audited the accompanying consolidated balance sheets of CPC of America, Inc. and subsidiaries (a development stage company) (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the years in the three year period ended December 31, 2007 and for the period from inception (April 11, 1996) to December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2007 and 2006, and the results of its consolidated operations and its cash flows for each of the three years in the period ended December 31, 2007 and for the period from inception (April 11, 1996) to December 31, 2007, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a net capital deficiency at December 31, 2007, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also included in Note
1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ CACCIAMATTA ACCOUNTANCY CORPORATION

Costa Mesa, California
March 12, 2008


                                        CPC OF AMERICA, INC. AND SUBSIDIARIES
                                            (A DEVELOPMENT STAGE COMPANY)
                                             Consolidated Balance Sheets

                                                                                              DECEMBER 31,
                                                                                    ------------------------------
                                                                                         2007             2006
                                                                                    -------------    -------------
                                           ASSETS
CURRENT ASSETS
   Cash and equivalents                                                             $     220,319    $     255,079
   Prepaid expenses                                                                       839,451          419,059
                                                                                    -------------    -------------

      TOTAL CURRENT ASSETS                                                              1,059,770          674,138

PATENTS, NET OF ACCUMULATED AMORTIZATION OF $235,813 IN 2007 AND $190,293 IN 2006         321,687          367,207

TRADEMARK, NET OF ACCUMULATED AMORTIZATION OF $4,711 IN 2007 AND $4,296 IN 2006             1,520            1,936

CASH SURRENDER VALUE OF LIFE INSURANCE, NET OF LOAN OF $166,928 IN 2006                        --          698,883
                                                                                    -------------    -------------
TOTAL ASSETS                                                                        $   1,382,977    $   1,742,164
                                                                                    =============    =============

                           LIABILITIES AND SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES
   Loan from officer                                                                $     289,448    $          --
   Accounts payable                                                                        23,000          127,332
   Accrued payroll and related taxes                                                      471,390          156,859
   Accrued dividends payable                                                            2,089,132        1,716,625
                                                                                    -------------    -------------
      TOTAL CURRENT LIABILITIES                                                         2,872,970        2,000,816
                                                                                    -------------    -------------

COMMITMENTS AND CONTINGENCIES                                                                  --               --

SHAREHOLDERS' DEFICIT
   Convertible preferred stock, 5,000,000 shares authorized, $.001 par value,
      Series C -  288,575 and 291,384 shares issued and outstanding
        at December 31, 2007 and 2006, respectively                                           288              291
      Series D -  629,109 and 656,123 shares issued and outstanding
        at December 31, 2007 and 2006, respectively                                           629              657
   Common stock, 20,000,000 shares authorized, $.0005 par value,
      9,124,499 and 8,449,984 shares issued and outstanding at
      December 31, 2007 and 2006, respectively                                              4,562            4,225
   Additional paid-in capital - preferred                                              10,008,612       10,714,773
   Additional paid-in capital - common                                                 20,438,782       18,528,494
   Deficit accumulated during the development stage                                   (31,942,866)     (29,507,092)
                                                                                    -------------    -------------
      TOTAL SHAREHOLDERS' DEFICIT                                                      (1,489,993)        (258,652)
                                                                                    -------------    -------------
TOTAL LIABILITIES & SHAREHOLDERS' DEFICIT                                           $   1,382,977    $   1,742,164
                                                                                    =============    =============


               The accompanying notes are an integral part of these consolidated financial statements.

                                                         F-2



                                            CPC OF AMERICA, INC. AND SUBSIDIARIES
                                                (A DEVELOPMENT STAGE COMPANY)

                                            Consolidated Statements of Operations

                                                                                                               CUMULATIVE
                                                                                                             FROM INCEPTION
                                                                                                            (APRIL 11, 1996)
                                                                         YEAR ENDED DECEMBER 31,                   TO
                                                             ---------------------------------------------    DECEMBER 31,
                                                                 2007             2006            2005            2007
                                                             -------------   -------------   -------------   -------------
COSTS AND EXPENSES:
  Research and development - related party                   $     551,948   $     501,769   $     513,448   $   9,275,970
  Research and development - other                               1,076,255       1,099,049         752,645      10,363,274
                                                             -------------   -------------   -------------   -------------
                                                                 1,628,203       1,600,818       1,266,093      19,639,244
                                                             -------------   -------------   -------------   -------------
  General and administrative - related party                       152,272         137,823         131,107       1,577,735
  General and administrative - other                               749,822       1,234,256         751,185       7,483,206
                                                             -------------   -------------   -------------   -------------
                                                                   902,094       1,372,079         882,292       9,060,941
                                                             -------------   -------------   -------------   -------------

OPERATING LOSS                                                  (2,530,297)     (2,972,897)     (2,148,385)    (28,700,185)
                                                             -------------   -------------   -------------   -------------

OTHER INCOME (EXPENSE):
  Interest expense                                                      --              --              --          (8,954)
  Interest income                                                    2,496          44,297          59,087         306,058
  Increase in cash surrender value of insurance                     92,027         116,745         463,782         790,910
                                                             -------------   -------------   -------------   -------------

                                                                    94,523         161,042         522,869       1,088,014
                                                             -------------   -------------   -------------   -------------

NET LOSS                                                     $  (2,435,774)  $  (2,811,855)  $  (1,625,516)  $ (27,612,171)
                                                             =============   =============   =============   =============

LOSS PER SHARE CALCULATION:
Net loss                                                     $  (2,435,774)  $  (2,811,855)  $  (1,625,516)
Preferred dividend                                                (434,044)       (430,176)       (501,921)
                                                             -------------   -------------   -------------
  Numerator                                                  $  (2,869,818)  $  (3,242,031)  $  (2,127,437)
                                                             =============   =============   =============

Basic and diluted weighted average number
  of common shares outstanding - Denominator                     8,643,140       8,143,130       7,323,397
                                                             =============   =============   =============

BASIC AND DILUTED NET LOSS PER SHARE                         $       (0.33)  $       (0.40)  $       (0.29)
                                                             =============   =============   =============

Maximum number of common shares (not included in denominator of diluted loss per share calculation due to their anti-dilutive nature) attributable to exercise/conversion of:
  Outstanding options                                            3,406,655       4,028,206       4,560,905
  Preferred stock                                                1,558,534       1,601,569       1,653,479


                   The accompanying notes are an integral part of these consolidated financial statements.

                                                             F-3


                                          CPC OF AMERICA, INC. AND SUBSIDIARIES
                                              (A Development Stage Company)
                                Consolidated Statements of Shareholders' Equity (Deficit)
                                  From inception (April 11, 1996) to December 31, 2007


                                                           PREFERRED STOCK                         COMMON STOCK
                                            ----------------------------------------------   --------------------------
                                                    SERIES A                  SERIES B
                                            -------------------------   ------------------
                                              NUMBER                     NUMBER                NUMBER
                                             OF SHARES       TOTAL     OF SHARES   TOTAL      OF SHARES        TOTAL
                                            -----------   -----------   --------  --------   -----------    -----------
Initial capitalization                               --   $        --         --  $     --     2,400,000    $     1,200
Issuance of common stock for a note                  --            --         --        --       300,000            150
Issuance of common stock for cash                    --            --         --        --       100,000             50
Issuance of common stock for services                --            --         --        --       764,000            382
Net loss for 1996                                    --            --         --        --            --             --
                                            -----------   -----------   --------  --------   -----------    -----------
BALANCE, DECEMBER 31, 1996                           --            --         --        --     3,564,000          1,782
Exercise of options                                  --            --         --        --        26,666             13
Issuance of common stock for cash and
    conversion of note payable ($77,000)             --            --         --        --       640,000            320
Net loss for 1997                                    --            --         --        --            --             --
                                            -----------   -----------   --------  --------   -----------    -----------
BALANCE, DECEMBER 31, 1997                           --            --         --        --     4,230,666          2,115
Exercise of options                                  --            --         --        --        57,000             29
Issuance of common stock for cash                    --            --         --        --        40,000             20
Issuance of preferred stock for cash              8,824             9         --        --            --             --
Valuation of beneficial conversion
    feature on Series A Preferred                    --            --         --        --            --             --
Contribution of officer's salary                     --            --         --        --            --             --
Net loss for 1998                                    --            --         --        --            --             --
                                            -----------   -----------   --------  --------   -----------    -----------
BALANCE, DECEMBER 31, 1998                        8,824             9         --        --     4,327,666          2,164
Exercise of warrants                                 --            --         --        --       209,490            105
Exercise of options                                  --            --         --        --       146,904             73
Issuance of preferred stock for cash             70,469            70         --        --            --             --
Preferred stock dividend                             --            --         --        --            --             --
Valuation of beneficial conversion
    feature on Series A Preferred                    --            --         --        --            --             --
Repurchase of common shares                          --            --         --        --      (560,000)          (280)
Net loss for 1999                                    --            --         --        --            --             --
                                            -----------   -----------   --------  --------   -----------    -----------
 BALANCE, DECEMBER 31, 1999                      79,293   $        79         --  $     --     4,124,060    $     2,062

                                                                                                            (CONTINUED)


                    The accompanying notes are an integral part of these consolidated financial statements.

                                                                F-4a
(continued on next page)



(continued from previous page)

                                     CPC OF AMERICA, INC. AND SUBSIDIARIES
                                         (A Development Stage Company)
                           Consolidated Statements of Shareholders' Equity (Deficit)
                             From inception (April 11, 1996) to December 31, 2007

                                                                                   DEFICIT
                                                     ADDITIONAL    ADDITIONAL     ACCUMULATED
                                            STOCK     PAID-IN       PAID-IN       DURING THE        TOTAL
                                            OPTION    CAPITAL-      CAPITAL-      DEVELOPMENT    SHAREHOLDERS'
                                            COSTS      COMMON      PREFERRED        STAGE       EQUITY(DEFICIT)
                                            ------   -----------   -----------    -----------    -----------
Initial capitalization                      $   --   $        --   $        --             --    $     1,200
Issuance of common stock for a note             --            --            --             --            150
Issuance of common stock for cash               --         4,950            --             --          5,000
Issuance of common stock for services           --        37,818            --             --         38,200
Net loss for 1996                               --            --            --        (59,079)       (59,079)
                                            ------   -----------   -----------    -----------    -----------
 BALANCE, DECEMBER 31, 1996                     --        42,768            --        (59,079)       (14,529)
Exercise of options                             --        29,987            --             --         30,000
Issuance of common stock for cash and
    conversion of note payable ($77,000)        --       927,680            --             --        928,000
Net loss for 1997                               --            --            --       (457,829)      (457,829)
                                            ------   -----------   -----------    -----------    -----------
 BALANCE, DECEMBER 31, 1997                     --     1,000,435            --       (516,908)       485,642
Exercise of options                             --       114,971            --             --        115,000
Issuance of common stock for cash               --        57,980            --             --         58,000
Issuance of preferred stock for cash            --            --        74,991             --         75,000
Valuation of beneficial conversion
    feature on Series A Preferred               --            --        25,000        (25,000)            --
Contribution of officer's salary                --        80,000            --             --         80,000
Net loss for 1998                               --            --            --       (640,580)      (640,580)
                                            ------   -----------   -----------    -----------    -----------
 BALANCE, DECEMBER 31, 1998                     --     1,253,386        99,991     (1,182,488)       173,062
Exercise of warrants                            --       366,503            --             --        366,608
Exercise of options                             --       177,289            --             --        177,362
Issuance of preferred stock for cash            --            --       598,930             --        599,000
Preferred stock dividend                        --            --       (25,725)            --        (25,725)
Valuation of beneficial conversion
    feature on Series A Preferred               --            --       199,486       (199,486)            --
Repurchase of common shares                     --            --            --             --           (280)
Net loss for 1999                               --            --            --     (1,329,328)    (1,329,328)
                                            ------   -----------   -----------    -----------    -----------
 BALANCE, DECEMBER 31, 1999                 $   --   $ 1,797,178   $   872,682    $(2,711,302)   $   (39,301)


           The accompanying notes are an integral part of these consolidated financial statements.

                                                     F-4b



                                                CPC OF AMERICA, INC. AND SUBSIDIARIES
                                                    (A Development Stage Company)
                                      Consolidated Statements of Shareholders' Equity (Deficit)
                                         From inception (April 11, 1996) to December 31, 2007


                                                                        PREFERRED STOCK
                                 -----------------------------------------------------------------------------------------------
                                       SERIES A                SERIES B                 SERIES C                 SERIES D
                                 --------------------    ---------------------    ---------------------    ---------------------
                                   NUMBER                 NUMBER                   NUMBER                   NUMBER
                                 OF SHARES     TOTAL     OF SHARES     TOTAL      OF SHARES     TOTAL      OF SHARES      TOTAL
                                 ---------    -------    ---------    --------    ---------    --------    ---------    --------

BALANCE, DECEMBER 31, 1999          79,293    $    79           --    $     --           --    $     --           --    $     --
  Exercise of warrants                  --         --           --          --           --          --           --          --
  Exercise of options                   --         --           --          --           --          --           --          --
  Issuance of preferred stock
    for cash                            --         --       71,429          71           --          --           --          --
  Valuation of beneficial
    conversion feature on
    Series B Preferred                  --         --           --          --           --          --           --          --
  Conversion of Series A
    Preferred into common shares   (70,469)       (70)          --          --           --          --           --          --
  Beneficial conversion feature
    on Series A Preferred shares        --         --           --          --           --          --           --          --
  Settlement of lawsuit                 --         --           --          --           --          --           --          --
  Purchase of patent                    --         --           --          --           --          --           --          --
  Stock option costs                    --         --           --          --           --          --           --          --
  Amortization of stock option
    costs                               --         --           --          --           --          --           --          --
  Cancellation of common shares         --         --           --          --           --          --           --          --
  Net loss for 2000                     --         --           --          --           --          --           --          --
                                 ---------    -------    ---------    --------    ---------    --------    ---------    --------

BALANCE, DECEMBER 31, 2000           8,824          9       71,429          71           --          --           --          --
  Exercise of options                   --         --           --          --           --          --           --          --
  Issuance of common stock for
    services                            --         --           --          --           --          --           --          --
  Issuance of preferred stock
    for cash                            --         --      113,715         114       95,123          95           --          --
  Valuation of beneficial conversion
    feature on Series B Preferred       --         --           --          --           --          --           --          --
  Valuation of beneficial conversion
    feature on Series C Preferred       --         --           --          --           --          --           --          --
  Conversion of  preferred stock
    and accrued dividends into
    common shares                   (8,824)        (9)    (113,715)       (114)          --          --           --          --
  Preferred stock dividend              --         --           --          --           --          --           --          --
  Issuance of common stock              --         --           --          --           --          --           --          --
    options for services                --         --           --          --           --          --           --          --
  Amortization of stock option costs    --         --           --          --           --          --           --          --
  Net loss for 2001                     --         --           --          --           --          --           --          --
                                 ---------    -------    ---------    --------    ---------    --------    ---------    --------

BALANCE, DECEMBER 31, 2001              --         --       71,429          71       95,123          95           --          --
  Exercise of options                   --         --           --          --           --          --           --          --
  Conversion of  preferred stock
    and accrued dividends into
    common shares                       --         --      (71,429)        (71)     (18,576)        (19)          --          --
  Valuation of beneficial
    conversion feature on
    Series C Preferred                  --         --           --          --           --          --           --          --
  Cancellations of shares               --         --           --          --           --          --           --          --
  Issuance of preferred stock
    for cash                            --         --           --          --      264,657         265      110,627         111
  Amortization of stock option
    costs                               --         --           --          --           --          --           --          --
  Preferred stock dividend              --         --           --          --           --          --           --          --
  Purchase of Med Enclosure Stock       --         --           --          --           --          --           --          --
  Net loss for 2002                     --         --           --          --           --          --           --          --
                                 ---------    -------    ---------    --------    ---------    --------    ---------    --------
BALANCE, DECEMBER 31, 2002              --    $    --           --    $     --      341,204    $    341      110,627    $    111


                    The accompanying notes are an integral part of these consolidated financial statements.

                                                                F-5a
(continued on next page)



(continued from previous page)

                                                CPC OF AMERICA, INC. AND SUBSIDIARIES
                                                    (A Development Stage Company)
                                      Consolidated Statements of Shareholders' Equity (Deficit)
                                         From inception (April 11, 1996) to December 31, 2007

                                       COMMON STOCK                                                    DEFICIT
                                  -------------------------                ADDITIONAL    ADDITIONAL   ACCUMULATED      TOTAL
                                                              STOCK         PAID-IN      PAID-IN     DURING THE    SHAREHOLDERS'
                                    NUMBER                     OPTION        CAPITAL-     CAPITAL-    DEVELOPMENT     EQUITY
                                   OF SHARES      TOTAL         COSTS         COMMON     PREFERRED       STAGE       (DEFICIT)
                                 ------------  ------------  ------------  ------------ ------------  ------------  ------------

BALANCE, DECEMBER 31, 1999       $  4,124,060  $      2,062  $         --  $  1,797,178 $    872,682  $ (2,711,302) $    (39,301)
  Exercise of warrants                365,500           183            --       639,442           --            --       639,625
  Exercise of options                 223,832           113            --       258,528           --            --       258,641
  Issuance of preferred
    stock for cash                         --            --            --            --      624,929            --       625,000
  Valuation of beneficial
    conversion feature on
    Series B Preferred                     --            --            --            --      208,125      (208,125)           --
  Conversion of Series A
    Preferred into common
    shares                            131,996            66            --       624,659     (598,930)           --        25,725
  Beneficial conversion
    feature on Series A
    Preferred shares                       --            --            --       199,486     (199,486)           --            --
  Settlement of lawsuit                33,333            17            --       199,983           --            --       200,000
  Purchase of patent                   47,042            24            --       235,184           --            --       235,208
  Stock option costs                       --            --      (280,000)      280,000           --            --            --
  Amortization of stock
    option costs                           --            --       105,000            --           --            --       105,000
  Cancellation of common
    shares                           (89,000)          (45)           --            --           --            --           (45)
  Net loss for 2000                       --            --            --            --           --    (1,749,444)   (1,749,444)
                                 ------------  ------------  ------------  ------------ ------------  ------------  ------------

BALANCE, DECEMBER 31, 2000          4,836,763         2,420      (175,000)    4,234,460      907,320    (4,668,871)      300,409
  Exercise of options                 360,394           180            --       413,483           --            --       413,663
  Issuance of common stock
    for services                      100,000            50            --       255,450           --            --       255,500
  Issuance of preferred stock
    for cash                               --            --            --            --    1,841,392            --     1,841,601
  Valuation of beneficial
    conversion feature on
    Series B Preferred                     --            --            --            --      331,636      (331,636)           --
  Valuation of beneficial
    conversion feature on
    Series C Preferred                     --            --            --            --      282,233      (282,233)           --
  Conversion of  preferred
    stock and accrued
    dividends into
    common shares                     330,327           165            --     1,081,316   (1,069,887)           --        11,471
  Preferred stock dividend                --            --            --            --      (63,397)           --       (63,397)
  Issuance of common stock                 --            --            --            --           --            --            --
    options for services                   --            --            --        20,000           --            --        20,000
  Amortization of stock
    option costs                           --            --       140,000            --           --            --       140,000
  Net loss for 2001                        --            --            --            --           --    (1,968,471)   (1,968,471)
                                 ------------  ------------  ------------  ------------ ------------  ------------  ------------

BALANCE, DECEMBER 31, 2001          5,627,484         2,815       (35,000)    6,004,709    2,229,297    (7,251,211)      950,776
  Exercise of options                 282,480           140            --       317,650           --            --       317,790
  Conversion of  preferred
    stock and accrued
    dividends into
    common shares                     241,627           120            --       790,205     (783,495)           --         6,740
  Valuation of beneficial
    conversion feature on
    Series C Preferred                    --            --            --            --    1,122,521    (1,122,521)           --
  Cancellations of shares           (535,923)         (268)           --      (199,732)          --            --      (200,000)
  Issuance of preferred
    stock for cash                        --            --            --            --    3,367,233            --     3,367,609
  Amortization of stock
    option costs                          --            --        35,000            --           --            --        35,000
  Preferred stock dividend                --            --            --            --     (122,861)           --      (122,861)
  Purchase of Med
    Enclosure Stock                   10,000             5            --        53,495           --            --        53,500
  Net loss for 2002                       --            --            --            --           --    (3,460,574)   (3,460,574)
                                ------------  ------------  ------------  ------------ ------------  ------------  ------------
BALANCE, DECEMBER 31, 2002         5,625,658  $      2,812  $         --  $  6,966,327 $  5,812,695  $(11,834,306) $    947,980

                     The accompanying notes are an integral part of these consolidated financial statements.

                                                                F-5b


                                                CPC OF AMERICA, INC. AND SUBSIDIARIES
                                                    (A Development Stage Company)
                                      Consolidated Statements of Shareholders' Equity (Deficit)
                                        From inception (April 11, 1996) to December 31, 2007

                                                                      PREFERRED STOCK
                                -----------------------------------------------------------------------------------------------
                                      SERIES A                SERIES B                 SERIES C                 SERIES D
                                --------------------    ---------------------    ---------------------    ---------------------
                                  NUMBER                 NUMBER                   NUMBER                   NUMBER
                                OF SHARES     TOTAL     OF SHARES     TOTAL      OF SHARES     TOTAL      OF SHARES      TOTAL
                                ---------    -------    ---------    --------    ---------    --------    ---------    --------

BALANCE, DECEMBER 31, 2002             --    $    --           --    $     --      341,204    $    341      110,627    $    111
  Exercise of options                  --         --           --          --           --          --           --          --
  Conversion of  preferred
    stock and accrued dividends
    into common shares                 --         --           --          --      (26,786)        (27)          --          --
  Valuation of beneficial
    conversion feature on
    Series D Preferred                 --         --           --          --           --          --           --          --
  Issuance of preferred stock
    for cash                           --         --           --          --           --          --      708,709         709
  Preferred stock dividend             --         --           --          --           --          --           --          --
  Net loss for 2003                    --         --           --          --           --          --           --          --
                                ---------    -------    ---------    --------    ---------    --------    ---------    --------
BALANCE, DECEMBER 31, 2003             --         --           --          --      314,418         314      819,336         820
  Exercise of options                  --         --           --          --           --          --           --          --
  Conversion of  preferred
    stock and accrued dividends
    into common shares                 --         --           --          --      (11,236)        (11)     (27,873)        (28)
  Preferred stock dividend             --         --           --          --           --          --           --          --
  Stock option costs                   --         --           --          --           --          --           --          --
  Net loss for 2004                    --         --           --          --           --          --           --          --
                                ---------    -------    ---------    --------    ---------    --------    ---------    --------
BALANCE, DECEMBER 31, 2004             --         --           --          --      303,182         303      791,463         792
  Exercise of options                  --         --           --          --           --          --           --          --
  Conversion of  preferred
    stock and accrued
    dividends into common shares       --         --           --          --       (6,180)         (6)    (106,922)       (107)
  Preferred stock dividend             --         --           --          --           --          --           --          --
  Issuance of common stock
    for patent                         --         --           --          --           --          --           --          --
  Net loss for 2005                    --         --           --          --           --          --           --          --
                                ---------    -------    ---------    --------    ---------    --------    ---------    --------
BALANCE, DECEMBER 31, 2005             --         --           --          --      297,002         297      684,541         685
  Exercise of options                  --         --           --          --           --          --           --          --
  Conversion of  preferred
    stock and accrued dividends
    into common shares                 --         --           --          --       (5,618)         (6)     (28,418)        (28)
  Preferred stock dividend             --         --           --          --           --          --           --          --
  Stock option costs                   --         --           --          --           --          --           --          --
  Expenses paid by
    officer/shareholder                --         --           --          --           --          --           --          --
  Net loss for 2006                    --         --           --          --           --          --           --          --
                                ---------    -------    ---------    --------    ---------    --------    ---------    --------
BALANCE, DECEMBER 31, 2006             --         --           --          --      291,384         291      656,123         657
  Exercise of options                  --         --           --          --           --          --           --          --
  Conversion of  preferred

    stock and accrued dividends
    into common shares                 --         --           --          --       (2,809)         (3)     (27,014)        (28)
  Preferred stock dividend             --         --           --          --           --          --           --          --
  Stock option costs                   --         --           --          --           --          --           --          --
  Net loss for 2007                    --         --           --          --           --          --           --          --
                                ---------    -------    ---------    --------    ---------    --------    ---------    --------
BALANCE, DECEMBER 31, 2007             --    $    --           --    $     --      288,575    $    288      629,109    $    629
                                =========    =======    =========    ========    =========    ========    =========    ========


                     The accompanying notes are an integral part of these consolidated financial statements.

                                                                F-6a

(continued on next page)



(continued from previous page)

                                                CPC OF AMERICA, INC. AND SUBSIDIARIES
                                                    (A Development Stage Company)
                                      Consolidated Statements of Shareholders' Equity (Deficit)
                                         From inception (April 11, 1996) to December 31, 2007


                                      COMMON STOCK                                                    DEFICIT
                                 -------------------------                ADDITIONAL    ADDITIONAL   ACCUMULATED      TOTAL
                                                              STOCK         PAID-IN      PAID-IN     DURING THE    SHAREHOLDERS'
                                   NUMBER                     OPTION        CAPITAL-     CAPITAL-    DEVELOPMENT     EQUITY
                                  OF SHARES      TOTAL         COSTS         COMMON     PREFERRED       STAGE       (DEFICIT)
                                ------------  ------------  ------------  ------------ ------------  ------------  ------------

BALANCE, DECEMBER 31, 2002         5,625,658  $      2,812  $         --   $  6,966,327 $  5,812,695  $(11,834,306) $   947,980
  Exercise of options                775,117           388             --     1,351,807           --            --    1,352,195
  Conversion of  preferred
    stock and accrued dividends
    into common shares                73,800            37             --       263,034     (244,973)           --       18,071
  Valuation of beneficial
    conversion feature on
    Series D Preferred                    --            --             --           --    2,161,694    (2,161,694)           --
  Issuance of preferred stock
    for cash                              --            --             --           --    6,484,373            --     6,485,082
  Preferred stock dividend                --            --             --           --     (390,289)           --      (390,289)
  Net loss for 2003                       --            --             --           --           --    (2,759,466)   (2,759,466)
                                ------------  ------------  ------------  ------------ ------------  ------------  ------------
BALANCE, DECEMBER 31, 2003         6,474,575        3,237             --     8,581,168   13,823,500   (16,755,466)    5,653,573
  Exercise of options                460,775          230             --     1,082,034           --            --     1,082,264
  Conversion of  preferred
    stock and accrued dividends
    into common shares                70,918           36             --       383,428     (354,961)           --        28,464
  Preferred stock dividend                --           --             --            --     (478,594)           --      (478,594)
  Stock option costs                      --           --             --     4,527,784           --            --     4,527,784
  Net loss for 2004                       --           --             --            --           --    (8,314,255)   (8,314,255)
                                ------------  ------------  ------------  ------------ ------------  ------------  ------------
BALANCE, DECEMBER 31, 2004         7,006,268        3,503             --    14,574,414   12,989,945   (25,069,721)    2,499,236
  Exercise of options                470,393          235             --       777,724           --            --       777,959
  Conversion of  preferred
    stock and accrued
    dividends into common shares     176,405           88             --     1,150,457   (1,033,109)           --       117,323
  Preferred stock dividend                --           --             --            --     (501,921)           --      (501,921)
  Issuance of common stock
    for patent                         4,000            2             --       153,998           --            --       154,000
  Net loss for 2005                       --           --             --            --           --    (1,625,516)   (1,625,516)
                                ------------  ------------  ------------  ------------ ------------  ------------  ------------
BALANCE, DECEMBER 31, 2005         7,657,066        3,828             --    16,656,593   11,454,915   (26,695,237)    1,421,081
  Exercise of options                732,699          367             --     1,187,471           --            --     1,187,838
  Conversion of  preferred
    stock and accrued dividends
    into common shares                60,219           30             --       358,881     (309,966)           --        48,911
  Preferred stock dividend                --           --             --            --     (430,176)           --      (430,176)
  Stock option costs                      --           --             --       264,297           --            --       264,297
  Expenses paid by
    officer/shareholder                   --           --             --        61,252           --            --        61,252
  Net loss for 2006                       --           --             --            --           --    (2,811,855)   (2,811,855)
                                ------------  ------------  ------------  ------------ ------------  ------------  ------------
BALANCE, DECEMBER 31, 2006         8,449,984         4,225            --    18,528,494   10,714,773   (29,507,092)     (258,652)
  Exercise of options                621,551           311            --     1,553,566           --            --     1,553,877
  Conversion of  preferred                                                                                                   --
    stock and accrued dividends
    into common shares                52,964            26            --       333,659     (272,117)           --        61,537
  Preferred stock dividend                --            --            --            --     (434,044)           --      (434,044)
  Stock option costs                      --            --            --        23,063           --            --        23,063
  Net loss for 2007                       --            --            --            --           --    (2,435,774)   (2,435,774)
                                ------------  ------------  ------------  ------------ ------------  ------------  ------------
BALANCE, DECEMBER 31, 2007         9,124,499  $      4,562  $         --  $ 20,438,782 $ 10,008,612  $(31,942,866) $ (1,489,993)
                                ============  ============  ============  ============ ============  ============  ============

                     The accompanying notes are an integral part of these consolidated financial statements.

                                                              F-6b



                                             CPC OF AMERICA, INC. AND SUBSIDIARIES
                                                 (A DEVELOPMENT STAGE COMPANY)

                                             Consolidated Statements of Cash Flows

                                                                                                                CUMULATIVE
                                                                                                              FROM INCEPTION
                                                                                                             (APRIL 11, 1996)
                                                                            YEAR ENDED DECEMBER 31,                  TO
                                                               ---------------------------------------------    DECEMBER 31,
                                                                   2007            2006             2005            2007
                                                               -------------   -------------   -------------   -------------

Cash flows from operating activities:
  Net loss                                                      $ (2,435,774)   $ (2,811,855)   $ (1,625,516)   $(27,612,171)
  Adjustments to reconcile net loss to net cash
    used by operating activities:
    Depreciation and amortization                                     45,936          46,471          42,042         273,177
    Contribution of officer's salary/expenses paid by officer             --          61,252              --         141,252
    Issuance of common stock and options for services              1,446,355       1,148,635         587,334       8,811,537
  Changes in operating assets and liabilities
    Decrease (increase) in other assets                             (420,392)       (396,345)         (7,810)       (785,678)
    Increase (decrease) in accounts and other payable               (104,332)         86,751          31,126          24,176
    (Decrease) increase in accrued expenses                          314,531         111,111          10,623         659,117
                                                               -------------   -------------   -------------   -------------
    Net cash used by operating activities                         (1,153,676)     (1,753,980)       (962,201)    (18,488,590)
                                                               -------------   -------------   -------------   -------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  (Purchase) redemption of short-term investments                         --              --       1,896,390              --
  Purchase of patent                                                      --              --              --        (114,795)
  Redemption of cash surrender value of life insurance               790,910              --              --         790,910
  Increase in cash surrender value of life insurance                 (92,027)       (235,101)       (463,782)       (790,910)
  Capital expenditures                                                    --              --              --        (148,016)
                                                               -------------   -------------   -------------   -------------
    Net cash provided (used) by investing activities                 698,883        (235,101)      1,432,608        (262,811)
                                                               -------------   -------------   -------------   -------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from shareholder notes                                    444,050              --              --         517,200
  Payments on note payable to shareholder                            (99,017)             --              --        (102,017)
  Exercise of options and warrants                                    75,000         303,500         190,625       4,853,421
  Issuance of preferred stock                                             --              --              --      12,993,292
  Issuance of common stock                                                --              --              --         915,200
  Dividends                                                               --              --              --          (5,051)
  Cancellation of common stock                                            --              --              --        (200,325)
                                                               -------------   -------------   -------------   -------------
    Net cash provided by financing activities                        420,033         303,500         190,625      18,971,720
                                                               -------------   -------------   -------------   -------------

Net increase (decrease) in cash                                      (34,760)     (1,685,581)        661,032         220,319
CASH, BEGINNING OF PERIOD                                            255,079       1,940,660       1,279,628              --
                                                               -------------   -------------   -------------   -------------
CASH, END OF PERIOD                                            $     220,319   $     255,079   $   1,940,660   $     220,319
                                                               =============   =============   =============   =============


                   The accompanying notes are an integral part of these consolidated financial statements.

                                                             F-7a



                                             CPC OF AMERICA, INC. AND SUBSIDIARIES
                                                 (A DEVELOPMENT STAGE COMPANY)

                                       Consolidated Statements of Cash Flows (continued)

                                                                                                                CUMULATIVE
                                                                                                              FROM INCEPTION
                                                                                                             (APRIL 11, 1996)
                                                                            YEAR ENDED DECEMBER 31,                  TO
                                                               ---------------------------------------------    DECEMBER 31,
                                                                   2007            2006             2005            2007
                                                               -------------   -------------   -------------   -------------

NON-CASH INVESTING AND FINANCING ACTIVITIES:
  Issuance of common stock for note receivable                 $          --   $          --   $          --   $         150
  Debt to equity conversion                                    $      55,585   $          --   $          --   $     132,585
  Acquisition of minority interest                             $          --   $          --   $          --   $      33,250
  Sale of Tercero - elimination of goodwill                    $          --   $          --   $          --   $     (40,000)
  Preferred dividends accrued                                  $     434,044   $     430,176   $     501,921   $   1,843,462
  Conversion of preferred stock and preferred dividends
     paid through issuance of common stock                     $     333,685   $      48,911   $     117,323   $     472,952
  Acquisition of Med Enclosures for note payable               $          --   $          --   $          --   $     250,000




                    The accompanying notes are an integral part of these consolidated financial statements.

                                                             F-7b

                      CPC OF AMERICA, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2007

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Organization
      ------------

         CPC of America, Inc., a Nevada corporation ("CPC" or the "Company"), was formed on April 11, 1996 to manufacture and distribute external counterpulsation medical devices. The Company is classified as a development stage company because its principal activities involve obtaining capital and rights to certain technology, and conducting research and development activities.

         On July 25, 1997, the Company acquired 80% of DSDS Group, Inc. ("DSDS"). DSDS had no operating history and its only assets consisted of two patents relating to a self-destructing single-use syringe deemed to have a fair value of $76,250. The Company purchased its interest in DSDS for a total price of $61,000, of which $25,000 was paid in cash, and $36,000 was to be paid by the Company in 18 equal monthly installments. The transaction was accounted for as a purchase of DSDS by the Company and, accordingly, the accompanying financial statements include the amounts and operations of the Company from its inception and of DSDS from July 25, 1997. In September 1998, the Company purchased the remaining 20% interest of DSDS for $18,000 cash. On December 1, 1998, the Company sold DSDS for its book value of $60,000 to a research and development consulting firm. In consideration for the acquisition of DSDS, this consulting firm provided $60,000 worth of services to the Company through May 1999.

         In June 1998, CPC formed CPCA 2000, Inc., a Nevada corporation ("CPCA") to serve as the Company's wholly owned operating subsidiary. The Company transferred all of its assets and liabilities to CPCA.

         Under the terms of a November 1999 settlement agreement, the Company received the remaining interest in the HeartMed LLC ("Heart Med") joint venture, making it a wholly owned subsidiary of CPC. HeartMed has had no operations. HeartMed was dissolved as of December 31, 2007.

         On November 22, 1999, CPC formed Med Enclosures, LLC, a Nevada limited liability company ("MED"), with Gene Myers Enterprises, Inc. ("GME"), a minority shareholder of CPC. CPC received a 73.3% interest in MED for a $250,000 promissory note, which was retired in April 2000. GME contributed two patents it developed that are recorded at GME's carrying value of zero. MED acquired its third patent from GME with the proceeds from the $250,000 promissory note. During 2002, the Company purchased an additional 7% of MED through the issuance of 10,000 shares of common stock valued at $53,500. During 2004, the Company purchased an additional 12% of MED for $100,000, and in January 2005 purchased the remaining 7.7% of MED through the issuance of 4,000 shares of common stock valued at $154,000.

         During 2002, the Company formed Med Close Corp ("MCC"). In 2004, MCC began research and development activities, but has had little or no operations. MCC was dissolved as of December 31, 2007.

                      CPC OF AMERICA, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2007

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      Liquidity and management's plans
      --------------------------------

         The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company has not generated any revenues from operations and has no assurance of any future revenues. The Company incurred a net loss of ($2,435,774) during the year ended December 31, 2007. Also, the Company has a cash balance of $220,319, a working capital deficit of ($1,813,200) and a stockholders' deficit of ($1,489,993) at December 31, 2007.

         The working capital deficit at December 31, 2007 includes accrued dividends of $2,089,132 payable on the Company's outstanding shares of Series C preferred stock and Series D preferred stock. Both Series C and Series D preferred stock have a 5% annual dividend payable in cash or shares of the Company's common stock, at the option of the holder. Those dividends are convertible into common stock at the rate of $3.57 per share for Series C preferred stock and $6.86 per share for Series D preferred stock. To date, all holders of the Series C and D preferred shares have elected to receive their dividends in common shares, and management believes that as long as the market price for the Company's common shares stays near $6.86 per share (on March 12, 2008, the Company's shares closed at $6.00) holders will continue to elect to receive dividends in common shares instead of cash.

         Subsequent to December 31, 2007, the Company had sold 99,167 Series E preferred shares for a total proceeds of $595,000 and has 1,926,149 more Series E shares available for sale.

         Furthermore, the Company has historically been able to issue shares or stock options to pay for operating expenses.

         Management believes that working capital on hand, its ability to raise capital through the sale of stock, and its ability to meet operating expense obligations through the issuance of stock or stock equivalents provide the opportunity for the Company to continue as a going concern.

      Principles of consolidation
      ---------------------------

         The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, DSDS from July 1997 through November 1998, CPCA from June 1998, MED and HeartMed LLC from November 1999, and MCC from 2002. All significant intercompany transactions and balances have been eliminated in consolidation.

                      CPC OF AMERICA, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2007

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        Cash and equivalents, short-term investments and other cash flow
        ------------------------------------------------------------------
        statement supplemental information
        ------------------------

         The Company considers all liquid investments with an original maturity of three months or less that are readily convertible into cash to be cash equivalents. Short term investments are bank certificates of deposit with original terms in excess of three months. Balances in bank accounts may, from time to time, exceed federally insured limits. The Company believes that its loss exposure is limited.

         No income taxes have been paid since inception. Payments of $8,954 for interest have been made since inception; none in 2005, 2006 or 2007.

        Patents and trademarks
        ----------------------

         Patents and trademarks are stated at cost and amortized using the straight line method over their economic useful life, which is estimated at fifteen years. During 2004, the Company acquired 12% additional interest in MED for $100,000, which was added to patent costs in the accompanying financial statements. In January 2005, the Company acquired the final 7.7% of MED for $154,000, which was added to patent costs in the accompanying financial statements. Amortization expense was $45,936 in 2007 and 2006 and $41,770 in 2005.

        Equipment
        ---------

         Depreciation expense is provided over the estimated useful life of 5 years using straight line and accelerated methods. All remaining equipment was disposed of in 2007. Depreciation expense was $535 in 2006 and $415 in 2005.

        Use of estimates
        ----------------

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

        Reclassifications
        -----------------

         Certain items in the 2006 and 2005 financial statements have been reclassified to conform to the 2007 presentation.

                      CPC OF AMERICA, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2007

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        Intangibles and long-lived assets
        ---------------------------------

         Long-lived assets are reviewed annually for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is necessary when the undiscounted cash flows estimated to be generated by the asset are less than the carrying amount of the asset.

                                                            2007            2006            2005
                                                        ------------    ------------    ------------
      Patents
             Gross carrying amount                      $    557,500    $    557,500    $    557,500
                                                        ============    ============    ============
             Accumulated amortization                   $    235,813    $    190,293    $    144,773
                                                        ============    ============    ============
             Amortization expense                       $     45,520    $     45,520    $     41,212
                                                        ============    ============    ============

      Trademark
             Gross carrying amount                      $      6,232    $      6,232    $      6,232
                                                        ============    ============    ============
             Accumulated amortization                   $      4,712    $      4,296    $      3,880
                                                        ============    ============    ============
             Amortization expense                       $        416    $        416    $        558
                                                        ============    ============    ============


         Amortization of intangibles is expected to be approximately $46,000 in each of the next five years. Both patents and the trademark are being amortized over 15 years.

        Income taxes
        ------------

         The Company reports certain expenses differently for financial and tax reporting purposes and, accordingly, provides for the related deferred taxes. Income taxes are accounted for under the liability method in accordance with SFAS 109.

        Research and development costs
        ------------------------------

         Costs and expenses that can be clearly identified as research and development are charged to expense as incurred in accordance with FASB Statement No. 2, "Accounting for Research and Development Costs".

        Basic and diluted net loss per share
        ------------------------------------

         Net loss per share is calculated in accordance with Statement of Financial Accounting Standards 128, Earnings Per Share ("SFAS 128"). Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. For 2007, 2006 and 2005 all common stock equivalents were anti-dilutive.

                      CPC OF AMERICA, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2007

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        Share-based payments
        --------------------

         The Company adopted the provisions of SFAS 123(R), SHARE-BASED PAYMENTS, on January 1, 2006. Accordingly, compensation costs for all share-based awards to employees are measured based on the grant date fair value of those awards and recognized over the period during which the employee is required to perform service in exchange for the award (generally over the vesting period of the award). We have no awards with market or performance conditions. Excess tax benefits, as defined by SFAS 123(R), will be recognized as an addition to additional paid-in-capital. Effective January 1, 2006 and for all periods subsequent to that date, SFAS 123(R) supersedes our previous accounting under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

         The Company adopted SFAS 123(R) using the modified prospective transition method, which provides for certain changes to the method for valuing share-based compensation. The valuation provisions of SFAS 123(R) apply to new awards and to awards that are outstanding at the effective date and subsequently modified or cancelled. Estimated compensation expense for awards outstanding at the effective date will be recognized over the remaining service period using the compensation cost calculated for pro forma disclosure purposes under FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Our consolidated financial statements for the year ended December 31, 2007 reflect the impact of SFAS 123(R). In accordance with the modified prospective transition method, our consolidated financial statements for prior periods were not restated to reflect, and do not include, the impact of SFAS 123(R).

         Share-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Share-based compensation expense recognized in our consolidated statement of operations for the years ended December 31, 2007 and 2006 included compensation expense for share-based payment awards granted prior to, but not yet vested as of, December 31, 2005 based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS
123. For share awards granted prior to 2006, expenses are amortized under the straight-line method prescribed by SFAS 123. As share-based compensation expense recognized in the consolidated statement of operations for the years ended December 31, 2007 and 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Based on our historical experience, we expect no forfeitures. In our pro forma information required under SFAS 123 for the periods prior to 2006, we accounted for forfeitures as they occurred.

                      CPC OF AMERICA, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2007

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        Share-based payments (continued)
        --------------------------------

         Total share-based compensation expenses recognized under SFAS 123R for the year ended December 31, 2007 and 2006 were $23,063 and $264,297, respectively, and are included in general and administrative expenses. The incremental share-based compensation caused our net loss to increase by the same amounts. Basic and diluted loss per share was unaffected by the incremential share-based compensation in 2007, but caused loss per share to increase by $.03 in the year ended December 31, 2006.

         The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for 2006: risk-free interest rate of 4.625%, volatility of 49%, term of three years and expected dividend yield of zero.

         Since we have a net operating loss carryforward as of December 31, 2007, no excess tax benefits for the tax deductions related to share-based awards were recognized in the consolidated statement of operations. Additionally, no incremental tax benefits were recognized from stock options exercised in the years ended December 31, 2007 and 2006 which would have resulted in a reclassification to reduce net cash provided by operating activities with an offsetting increase in net cash provided by financing activities.

         PRO FORMA INFORMATION UNDER SFAS 123 FOR PERIODS PRIOR TO 2006. Through 2005, we accounted for share-based awards to employees using the intrinsic value method in accordance with APB 25 and related interpretations and provided the required pro forma disclosures of SFAS 123.

         Had compensation cost been determined based on the fair value of the options at the grant dates consistent with the method of SFAS 123, the Company's net loss and loss per share would have been:

                                                                 2005
                                                            ---------------
      Net loss
             As reported                                    $    (1,625,516)
             Additional costs for estimated fair value
               of options                                   $       111,416
             Pro forma                                      $    (1,736,932)
      Basic and fully diluted loss per share
             As reported                                    $         (0.29)
             Pro forma                                      $         (0.31)

         The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for 2004, 1998 and 1996, respectively: risk-free interest rate of 3.375%, 6% and 9%; volatility of 20%, 50% and 200%; and a weighted fair value of $11.33, $1.26 and $.001.

                      CPC OF AMERICA, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2007

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        Recent accounting pronouncements
       --------------------------------

         In February 2007, the FASB issued SFAS 159 - THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES - INCLUDING AN AMENDMENT OF FASB STATEMENT NO. 115 (SFAS 159). SFAS 159 permits entities to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Early adoption, as of the beginning of an entity's fiscal year, is also permitted, provided interim financial statements have not yet been issued. The Company is currently evaluating the impact this statement will have on its financial position and results of operations.

         In September 2006, the SEC issued Staff Accounting Bulletin 108, CONSIDERING THE EFFECTS OF PRIOR YEAR MISSTATEMENTS WHEN QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS (SAB 108). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in the current year financial statements. The SAB requires registrants to quantify misstatements using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 does not change the guidance in SAB 99, MATERIALITY, when evaluating the materiality of misstatements. SAB108 is effective for fiscal years ending after November 15, 2006. The Company has implemented SAB 108 in the current fiscal year and there is no material effect.

2. SHAREHOLDERS' EQUITY (DEFICIT)

        Series A Preferred stock
        ------------------------

         In November 1998, the Company commenced the private placement sale of Series A preferred stock at $8.50 per share. The Company sold 79,293 shares for proceeds of $674,000. The Series A Preferred stock had no voting rights and had a 5% annual dividend payable in cash or common stock. Each Series A share was convertible into one common share until December 31, 1999, when the conversion price was adjusted to the lower of $6.38 or 75% of the average last sale price of the common stock for the 30 trading days immediately preceding such date as reported on any stock exchange, according to the terms of the original agreement. At December 31, 1999 the conversion price was adjusted to $4.70 per share. On December 31, 1999, a dividend of $25,725 was paid by issuing 5,474 shares of the Company's common stock. In January 2000, 70,469 Series A shares were converted into 127,447 common shares. In June 2001, the remaining 8,824 Series A shares and related accrued dividends of $1,563 were converted into 16,290 common shares. Additional accrued dividends of $3,750 were paid in cash during 2001.

                      CPC OF AMERICA, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2007

2. SHAREHOLDERS' EQUITY (DEFICIT) (CONTINUED)

        Series B Preferred stock
        ------------------------

         In April 2000, the Company commenced the private placement sale of Series B preferred stock at $8.75 per share. The Company sold 185,144 shares for proceeds of $1,620,010. The Company recorded a beneficial conversion feature totaling $208,125 in 2000 and $331,636 in 2001 at the date of issuance. The Series B Preferred stock had no voting rights and had a 5% annual dividend payable in cash or common stock. Each Series B share was convertible into one common share until June 30, 2001, when the conversion price was adjusted to the lower of $6.56 or 75% of the average last sale price of the common stock for the 30 trading days immediately preceding such date as reported on any stock exchange, according to the terms of the original agreement. At June 30, 2001, the conversion price was adjusted to $3.20 per share. During the fourth quarter of 2001, 113,715 Series B shares and related accrued dividends of $9,908 were converted into 314,037 common shares. In March 2002, the remaining 71,429 Series B shares wer e converted into 195,313 common shares. Additional accrued dividends of $53,125 were paid in cash during 2002.

        Series C Preferred stock
        ------------------------

         In October 2001, the Company commenced the private placement sale of Series C preferred stock at $8.90 per share. The Company sold 359,780 shares for proceeds of $3,202,042. The Company recorded a beneficial conversion feature totaling $1,067,337 at the date of issuance. The Series C Preferred stock has no voting rights and has a 5% annual dividend payable in cash or common stock. Each Series C share was convertible into one common share until June 30, 2002, when the conversion price was adjusted to the lower of $6.68 or 75% of the average last sale price of the common stock for the 30 trading days immediately preceding such date as reported on any stock exchange, according to the terms of the original agreement. At June 30, 2002, the conversion price was adjusted to $3.57 per share. During the fourth quarter of 2002, 18,576 Series C shares and related accrued dividends of $6,625 were converted into 46,314 common shares. During 2003, 26,786 Series C shares and related accrued dividends of $18,071 were converted into 73,689 common shares. During 2004, 11,236 Series C shares and related accrued dividends of $11,758 were converted into 31,304 common shares. During 2005, 6,180 Series C shares and related accrued dividends of $9,500 were converted into 18,068 common shares. During 2006, 5,618 Series C shares and related accrued dividends of $9,520 were converted into 16,673 common shares. During 2007, 2809 Series C shares and related accrued dividends of $7,137 were converted into 9,002 common shares. Accrued dividends of $734,523 on the 288,575 shares outstanding at December 31, 2007 remain unpaid.

                      CPC OF AMERICA, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2007

2. SHAREHOLDERS' EQUITY (DEFICIT) (CONTINUED)

        Series D Preferred stock
        ------------------------

         In November 2002, the Company commenced the private placement sale of Series D preferred stock at $9.15 per share. The Company sold 819,336 shares for proceeds of $7,496,924. The Company recorded a beneficial conversion feature totaling $2,499,111 at the date of issuance. The Series D Preferred stock has no voting rights and has a 5% annual dividend payable in cash or common stock. Each Series D share was convertible into one common share until June 30, 2003, when the conversion price was adjusted to the lower of $6.86 or 75% of the average last sale price of the common stock for the 30 trading days immediately preceding such date as reported on any stock exchange, according to the terms of the original agreement. Based on the last prices over the applicable period, no adjustment was made to the conversion price and it remains fixed at $6.86 per share. During 2004, 27,873 Series D shares and related accrued dividends of $16,706 were converted into 39,614 common shares. During 2005, 106,922 shares and r elated accrued dividends of $107,823 were converted into 158,337 common shares. During 2006, 28,418 Series D shares and related accrued dividends of $39,390 were converted into 43,546 common shares. During 2007, 27,014 Series D shares and related accrued dividends of $54,000 were converted into 43,962 common shares. Accrued dividends of $1,354,809 on the 629,109 outstanding shares remain unpaid at December 31, 2007.

        Series E Preferred stock
        ------------------------

         In September 2007, the Company commenced the private placement sale of Series E preferred stock at $19.75 per share. The Series E Preferred stock has no voting rights and has a 10% annual dividend payable in cash or common stock at the option of the Company. Each Series E share is convertible into one common share until August 31, 2008, when the conversion price will be adjusted to the lower of $14.80 or 75% of the average last sale price of the common stock for the 30 trading days immediately preceding such date on any stock exchange; provided that the conversion price shall not be adjusted to an amount below $13.00 per share. At December 31, 2007, the Company had not sold any of these shares, and on January 16, 2008, the terms of the Series E private placement were amended to reduce the share price to $6.00. Through March 12, 2008, the Company sold 99,167 shares for proceeds of $595,000.

                      CPC OF AMERICA, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2007

2. SHAREHOLDERS' EQUITY (DEFICIT) (CONTINUED)

        Common stock
        ------------

         During 2007, 2,809 Series C shares and 27,014 Series D shares and related accrued dividends of $61,537 were converted into 52,964 common shares. During 2006, 5,618 Series C shares and 28,418 Series D shares and related accrued dividends of $48,911 were converted into 60,219 common shares. During 2005, 6,180 Series C shares and 106,922 Series D shares and related accrued dividends of $117,323 were converted into 176,405 common shares. During 2004, 11,236 Series C shares and 27,873 Series D shares and related accrued dividends of $28,464 were converted into 70,918 common shares. During 2003, 26,786 Series C shares and related accrued dividends of $18,071 were converted into 73,689 common shares. During 2002, 18,576 Series C shares and related accrued dividends of $6,625 were converted into 46,314 common shares.

         In March 2002, 71,429 Series B shares were converted into 195,313 common shares.

         In October 2002, the Company purchased an additional 7% interest in MED for 10,000 common shares valued at $53,500.

         In March 2002, 33,333 common shares were returned for cancellation as part of a lawsuit settlement. In August and November 2002, 502,600 common shares were returned for cancellation as part of the settlement with former consultants of the Company.

         In June 1998, the Company effected a two-for-one stock split, decreasing the par value to $.0005 per share. The number of authorized shares remained at 20,000,000. All share information reported in these financial statements has been adjusted to reflect the two-for-one stock split.

         In March 1997, the Company commenced the private placement sale of 35 units at $29,000 per unit. Each unit consisted of 20,000 shares of common stock and warrants to purchase 40,000 shares of common stock exercisable at $1.75 per share from February 10, 1999 until December 31, 2000. The Company sold 34 units, including 3 units in conversion of a note payable. An investor converted a note with a balance of $70,000 and related accrued interest of $7,000 into three units, and the Company received $10,000 cash for the balance. No value was allocated to the warrants because the exercise price was above market price at the time of issuance. During 1999, warrants to purchase 209,490 common shares were exercised. During 2000, warrants to purchase 365,500 common shares were exercised and the remaining balance of 785,010 at December 31, 2000 were not converted and therefore expired.

         In December 1996, the Company issued 4,000 shares of common stock to its attorney for payment of $200 in legal fees. In October 1996, the Company issued 760,000 shares of common stock to related parties in payment of $38,000 in consulting fees rendered in 1996.

                      CPC OF AMERICA, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2007

2. SHAREHOLDERS' EQUITY (DEFICIT) (CONTINUED)

        Common stock (continued)
        ------------------------

         In May 1996, the Company sold to its founders 2,400,000 shares of common stock for $.0005 cash per share and 300,000 shares for a $150 note receivable. In September 1996, the Company sold 100,000 shares of common stock for $.05 cash per share to one of its founders.

        Stock options
        -------------

         The Company has granted options to purchase its common stock. The option prices at the time of grant were at or above the fair value of the Company's common stock. The following information applies to all options outstanding at December 31, 2007:


                                                   Weighted                   Weighted
                                     Average        average                    average
       Exercise       Options       remaining      exercise       Number      exercise
         Price      Outstanding    life (years)      price     exercisable      price
      ----------   -------------  --------------  ----------  -------------  ----------
         $ 2.50      2,656,655          0.3          $ 2.50      2,656,655      $ 2.50
         $29.12        550,000         1.75          $29.12        550,000      $29.12
         $30.00        200,000         1.75          $30.00        200,000      $30.00

      The following information applies to employee options outstanding at December 31, 2007:

                                                   Weighted                   Weighted
                                     Average        average                    average
       Exercise       Options       remaining      exercise       Number      exercise
         Price      Outstanding    life (years)      price     exercisable      price
      ----------   -------------  --------------  ----------  -------------  ----------
         $ 2.50      1,398,344          0.3          $ 2.50      1,398,344      $ 2.50
         $29.12        275,000         1.75          $29.12        275,000      $29.12
         $30.00         50,000         1.75          $30.00         50,000      $30.00

      A summary of stock option activity since inception follows:

                                                    Number of               Exercise
                                                     Options                  Price               Expiration
                                               --------------------    --------------------    -----------------
  Inception (April 11, 1996)                                     -                       -             -
  Granted                                                4,420,000           $1.125 - 1.25        1997 - 2006
                                               --------------------    --------------------
  Outstanding at December 31, 1996                       4,420,000           $1.125 - 1.25        1997 - 2006

  Exercised                                                (26,666)                 $1.125
  Expired                                                 (200,000)                  $1.18
                                               --------------------    --------------------
  Outstanding at December 31, 1997                       4,193,334           $1.125 - 1.25           2006

                      CPC OF AMERICA, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2007

2. SHAREHOLDERS' EQUITY (DEFICIT) (CONTINUED)

        Stock options (continued)
        -------------------------

                                                    Number of               Exercise
                                                     Options                  Price               Expiration
                                               --------------------    --------------------    -----------------
  Outstanding at December 31, 1997                       4,193,334           $1.125 - 1.25           2006

  Granted                                                4,152,000            $1.25 - 9.00           2008
  Exercised                                                (57,000)          $1.125 - 2.50
  Canceled                                              (1,173,334)                 $1.125
                                               --------------------    --------------------
  Outstanding at December 31, 1998                       7,115,000           $1.125 - 9.00        2003 - 2008
  Granted                                                   25,000                   $5.50           2004
  Exercised                                               (146,904)          $1.125 - 2.50
  Canceled                                                (490,000)                 $1.125
                                              --------------------    --------------------
  Outstanding at December 31, 1999                       6,503,096           $1.125 - 9.00        2003 - 2008
  Granted                                                  175,000           $5.00 - $5.75
  Exercised                                               (223,832)          $1.125 - 2.50
                                               --------------------    --------------------
  Outstanding at December 31, 2000                       6,454,264           $1.125 - 9.00        2003 - 2008
  Granted                                                   15,800                   $2.50           2004
  Exercised                                               (360,394)          $1.125 - 2.50
                                               --------------------    --------------------
  Outstanding at December 31, 2001                       6,109,670           $1.125 - 9.00        2003 - 2008
  Exercised                                               (282,480)                 $1.125
  Canceled                                                (100,000)                  $5.50
                                               --------------------    --------------------
  Outstanding at December 31, 2002                       5,727,190           $1.125 - 9.00        2003 - 2008
  Exercised                                               (775,117)          $1.125 - 9.00
  Canceled                                                 (10,000)                  $8.00
                                               --------------------    --------------------
  Outstanding at December 31, 2003                       4,942,073           $1.125 - 5.75        2004 - 2008
  Granted                                                  550,000                  $29.12           2009
  Exercised                                               (460,775)          $1.125 - 5.75
                                               --------------------    --------------------
  Outstanding at December 31, 2004                       5,031,298          $1.125 - 29.12        2006 - 2009
  Exercised                                               (470,393)          $1.125 - 2.50
                                               --------------------    --------------------
  Outstanding at December 31, 2005                       4,560,905          $1.125 - 29.12        2006 - 2009
  Granted                                                  200,000                  $30.00           2009
  Exercised                                               (732,699)          $1.125 - 2.50
                                               --------------------    --------------------
  Outstanding at December 31, 2006                       4,028,206           $2.50 - 30.00        2008 - 2009
  Exercised                                               (621,551)                  $2.50           2008
                                               --------------------
  Outstanding at December 31, 2007                       3,406,655           $2.50 - 30.00        2008 - 2009
                                               ====================


                      CPC OF AMERICA, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2007

2. SHAREHOLDERS' EQUITY (DEFICIT) (CONTINUED)

        Stock options (continued)
        -------------------------

         The aggregate intrinsic value was $7 million on all outstanding options at December 31, 2007. At December 31, 2007, all compensation costs have been recognized and all remaining options are vested.

         In October 2006, 200,000 options were granted: 50,000 to each of the three board members and 50,000 to the Company's strategic consultant at an exercise price of $30.00 for services performed. The options vest immediately and expire on October 12, 2009. The fair value of these options was determined to be $204,237, which was included in general and administrative expenses in the accompanying 2006 statement of operations.

         In October 2004, 275,000 options were granted to a consultant at an exercise price of $29.12 for services performed. The options vest immediately and expire on October 11, 2009. The fair value of these options was calculated using the Black-Scholes option pricing model and was determined to be $3,117,034, which was included in the accompanying 2004 statement of operations.

         Also in October 2004, 275,000 options were granted to the Company's only employee at an exercise price of $29.12 for services performed. The options vest immediately and expire on October 11, 2009. The fair value of these options was calculated as the difference between the exercise price and $34.25, the selling price of Company's stock at the grant date. A total expense of $1,410,750 is included in the accompanying 2004 statement of operations.

         In April 2001, 15,800 options were granted to a consultant at an exercise price of $2.50 for services performed. The fair value of these options was calculated using the Black-Scholes option-pricing model and was determined to be $20,000.

         During 2000, 175,000 options were granted to two consultants at exercise prices of $5.00 and $5.75. The fair value of these options was calculated using the Black-Scholes option pricing model and was determined to be $280,000. The services provided by these consultants are to be performed over two years. The cost of $280,000 is being amortized over two years. During 2002 and 2001, $35,000 and $140,000 were charged to expense and recorded in the statement of operations, respectively. In 2002, 100,000 of these options were cancelled due to non-performance. The fair value of the options issued to non-employees during 1999 and 1998 was determined to be minimal.

                      CPC OF AMERICA, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2007

2. SHAREHOLDERS' EQUITY (DEFICIT) (CONTINUED)

        Stock options (continued)
        -------------------------

         Of the $1,553,877 in options exercised during 2007, the Company received $75,000 in cash and the other exercises were in exchange for services and expenses as follows: consulting services for the Company's strategic consultant totaling $1,379,876 (of which $689,938 is prepaid), rent from the same consultant totaling $25,940 (of which $14,280 is prepaid), expenses paid by the consultant in the amount of $17,476 and a loan payment of $55,585 to the Company's only employee. The consultant elected not to receive cash for the consulting services, rent and expenses but exercised options totaling $1,423,292. The $1,423,292 of total non-cash exercises of option are included in the line item "issuance of common stock and options for services" in the statement of cash flows. Similarly, the Company's only employee elected not to receive cash for part of his loan repayment, but exercised options in the amount of $55,585, which is included in the caption "debt to equity conversion" in the statement of cash flows.

         Of the $1,187,838 in options exercised during 2006, the Company received $303,500 in cash and the other exercises were in exchange for compensation to the Company's only employee, and consulting services for the Company's strategic consultant totaling $884,338. Compensation was recorded according to an employment contract and the employee elected not to receive cash for his net pay, but to exercise options in the amount of $302,126. Similarly, the consultant elected not to receive cash for $582,212 of services, but exercised options in that amount. The $884,338 of total non-cash exercises of option are included in the line item "issuance of common stock and options for services" in the statement of cash flows.

         Of the $777,959 in options exercised during 2005, the Company received $190,625 in cash and the other exercises were in exchange for compensation and expense reimbursements to the Company's only employee, and consulting services and expense reimbursements for the Company's strategic consultant. Compensation was recorded according to an employment contract and the employee elected not to receive cash for his net pay and expense reimbursements, but to exercise options in the amounts of $385,188 and $16,297, respectively. Similarly, the consultant elected not to receive cash for $170,650 of services and $15,199 of reimbursable expenses, but exercised options in those amounts. The $587,334 of total non-cash exercises of option are included in the line item "issuance of common stock and options for services" in the statement of cash flows.

                      CPC OF AMERICA, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2007

3. CASH VALUE OF LIFE INSURANCE

         The Company was the owner and beneficiary of a $5 million "key-person" life insurance policy on its CEO. Premiums paid on the policy totaled $323,798 in 2006, 2005 and 2004. The cash surrender value relative to the policies in place at December 31, 2006 and 2005 was $698,883 and $463,782, respectively. The policy allows for loans against the death benefits with interest at variable rates (5.77% at December 31, 2006). At December 31, 2006, the cash surrender value is shown net of $161,899 in loans and $5,029 in accrued interest. The loan was used to pay the final premium of $161,899 in 2006. In November 2007, the Company cashed in the insurance policy, the loan was repaid from the cash surrender value, and the remainding $790,910 was remitted to the Company.

4. INCOME TAXES

         The Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting and tax bases of its assets and liabilities. At December 31, 2007 the Company has an estimated net operating loss carryforward for federal tax purposes of $22,500,000, which, if unused to offset future taxable income, will begin to expire in 2012 and continue through 2028. The Company had deferred tax assets of approximately $7,900,000, $7,000,000, and $6,100,000 at December 31, 2007, 2006 and 2005,
respectively, relating to its net operating loss. A 100% valuation allowance, which increased by $900,000 in 2007 and in 2006, has been recognized to offset the entire related deferred tax asset due to the uncertainty of realizing the benefit.

5. COMMITMENTS AND CONTINGENCIES

        Consulting agreements
        ---------------------

         In January 1997, the Company entered into a consulting agreement with its strategic consultant, a related party, for five years at $5,000 per month. The agreement was amended in November 1997 to increase the fees to $8,000 per month, in April 1998 to increase the fees to $10,000 per month and extend the term of the agreement for an additional five years and in April 1999 to provide for increases in compensation based on increases in the consumer price index in the preceding year. Base compensation was $19,250 per month in 2002 and $18,333 per month in 2001. In 2003, the agreement was amended; accordingly, base monthly compensation was $31,797 plus a bonus of $175,000. For 2004, base monthly compensation was $30,323, plus a cash bonus of $58,344 and 275,000 in stock options valued at $3,117,034 (see note 2). The agreement was amended again in 2005 to provide for annual increases in annual compensation as follows: to $570,194 effective as of January 1, 2005; to $627,213 effective as of January 1, 2006; a nd to $698,934 effective as of January 1, 2007. The agreement expires on April 23, 2009, subject to automatic renewals for additional five year periods unless either party elects not to renew the agreement.

                      CPC OF AMERICA, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2007

5. COMMITMENTS AND CONTINGENCIES (CONTINUED)

        Consulting agreements (continued)
        ---------------------------------

         In addition, options to purchase 2,000,000 shares of common stock at $2.50 per share were also granted under the April 1998 amendment. The options vest and become exercisable in ten equal installments of 200,000 shares each year starting at the grant date. The options expire on April 22, 2008.

         The Company has entered into various agreements with its strategic consultant for the research and development of additional applications of the Company's proprietary intellectual properties. The Company made payments to the strategic consultant amounting to $0 in 2007 and 2006, and $47,155 in 2005.

        Employment agreement
        --------------------

         In April 1998, the Company entered into a ten-year employment agreement with its CEO. The agreement provides for a base salary of $10,000 per month beginning May 1998. In December 1998, the CEO elected to contribute his accrued salary of $80,000 to the Company. The agreement was amended in April 1999 to provide for increases in compensation based on increases in the consumer price index in the preceding year. Base monthly compensation was $18,333 in 2001 and $19,250 in 2002. In 2003, the agreement was amended; accordingly, base monthly compensation was $31,797 plus a bonus of $175,000. For 2004, base monthly compensation was $30,323, plus a cash bonus of $58,344 and 275,000 in stock options (see note 2). The agreement was amended again in 2005 to provide for annual increases in annual compensation as follows: to $570,194 effective as of January 1, 2005; to $627,213 effective as of January 1, 2006; and to $698,934 effective as of January 1, 2007. The agreement expires on April 23, 2009, subject to autom atic renewals for additional five year periods unless either party elects not to renew the agreement.

         In addition, options to purchase 2,000,000 shares of common stock at $2.50 per share were granted under the April 1998 agreement. The options vest and become exercisable in ten equal installments of 200,000 shares each year starting at the grant date. The first options expire on April 22, 2008.

        Royalty agreements
        ------------------

         In July 2000, the Company entered into royalty agreements with its CEO and its strategic consultant granting each of them royalties equal to .75% on net sales of certain MED products as defined. In July 2001, these agreements were amended to increase the royalties to 1.5% of net sales of certain MED products as defined. In October 2004, the agreements were amended again. Pursuant to that amendment, in the event of a change in control of either MED or CPC of America, MED will be obligated to pay the CEO and the strategic consultant each minimum royalty payments of $4,000,000 per year. To date, MED has not had any sales.

                      CPC OF AMERICA, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2007

5. COMMITMENTS AND CONTINGENCIES (CONTINUED)

        Office lease
        ------------

         The Company leases its office space under a one-year lease at $1,190 per month from a related party. The lease expired November 30, 2005 and is now on a month-to-month basis. Actual rent expense was $14,280 in 2007, $12,380 in 2006 and $12,000 in 2005.

6. RELATED PARTY TRANSACTIONS

         The Company has a consulting agreement with its strategic consultant, a related party (See note 5). The Company has also entered into various agreements with its strategic consultant for the research and development of additional applications of the Company's proprietary intellectual properties and for office rent. The Company incurred expenses under these agreements as follows:


                                                       YEAR ENDED DECEMBER 31,
                                             ------------------------------------------      CUMULATIVE
                                                 2007           2006           2005        FROM INCEPTION
                                             ------------   ------------   ------------    --------------
      Research and development:
        Consulting                           $    551,948   $    501,769   $    457,561    $    5,584,038
        Expense reimbursements                          -              -          8,732           152,001
        Engineering development                    14,946              -         47,155         3,554,877
                                             ------------   ------------   ------------    --------------
          Total R&D to related parties            566,894        501,769        513,448         9,290,916
                                             ------------   ------------   ------------    --------------

      General and administrative:
        Consulting                                127,992        125,443        112,640         1,372,515
        Rent                                       14,280         12,380         12,000            83,960
        Expense reimbursements                      2,529              -          6,467           113,789
                                             ------------   ------------   ------------    --------------
                                                  144,801        137,823        131,107         1,570,264
                                             ------------   ------------   ------------    --------------

      Total expenses to related parties      $    711,695   $    639,592   $    644,555    $   10,861,180
                                             ============   ============   ============    ==============

7. MAJOR VENDORS

         In addition to the concentration of expenses to the related party described above, one vendor comprises approximately 71% in 2007, 95% in 2006, and 39% in 2005 of the Company's research and development expenditures to third parties. The loss of this vendor, however, would not have an impact on the current operations of the Company.

                      CPC OF AMERICA, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2007

8. SELECTED QUARTERLY DATA (UNAUDITED)

                                                                   QUARTERS ENDED
                                            -------------------------------------------------------------
                                               DEC. 31        SEPT. 30         JUNE 30         MAR. 31
                                            -------------   -------------   -------------   -------------
                    2006
      Net revenues                          $           -   $           -   $           -   $           -
      Gross profit                                      -               -               -               -
      Loss from operations                      1,008,689         663,238         607,715         576,510
      Net loss                              $   1,004,786   $     653,125   $     592,144   $     561,800
      Basic and diluted loss per share      $        0.13   $        0.09   $        0.09   $        0.09

                    2007
      Net revenues                          $           -   $           -   $           -   $           -
      Gross profit                                      -               -               -               -
      Loss from operations                        702,817         536,821         499,181         791,478
      Net loss                              $     680,126   $     467,347   $     499,007   $     789,294
      Basic and diluted loss per share      $        0.08   $        0.07   $        0.07   $        0.11

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

   None.

ITEM 9A. CONTROLS AND PROCEDURES

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

         Our management, including our principal executive and principal financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f), and 15d-15(f) under the Securities Exchange Act of 1934). As defined by the SEC, internal control over financial reporting is a process designed by, or under the supervision of, a company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. However, because of the inherent limitations in all control systems, we believe that no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected.

         Under the supervision and with the participation of the our management, including our principal executive officer and principal financial officer, we evaluated our internal control over financial reporting as of December 31, 2007 based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2007. Our independent registered accountants, Cacciamatta Accountancy Corp., has audited this assessment of our internal control over financial reporting and their report is included in this
Item 9A.

         During the fiscal quarter ended December 31, 2007, there were no significant changes in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

         We maintain disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15(d)-15(e)) designed to ensure that we are able to collect the information we are required to disclose in the reports we file with the SEC, and to process, summarize and disclose this information within the time periods specified in the rules of the SEC. These disclosure controls and procedures are designed and maintained by or under the supervision of our chief executive officer and chief financial officer, as required by the rules of the SEC. Our chief executive officer and chief financial officer are responsible for evaluating the effectiveness of the disclosure controls and procedures. Based on their evaluation of our disclosure controls and procedures as of the end of the period covered by this report, our chief executive officer and chief financial officer believe that our disclosure controls and procedures were effective as of December 31, 2007.

               REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
               FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING



THE BOARD OF DIRECTORS AND SHAREHOLDERS CPC OF AMERICA, INC.

         We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting appearing above, that CPC of America, Inc. maintained effective internal control over financial reporting as of December 31, 2007, based on criteria established in INTERNAL CONTROL -- INTEGRATED FRAMEWORK issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). CPC of America, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

         We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

         A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;
(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company' s assets that could have a material effect on the financial statements.

         Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

         In our opinion, management's assessment that CPC of America, Inc. maintained effective internal control over financial reporting as of December 31, 2007, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, CPC of America, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

         We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of CPC of America, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2007 of CPC of America, Inc. Our report dated March 12, 2008 expressed an unqualified opinion noting, as discussed in Note 1 to the financial statements, that the Company has a net capital deficiency at December 31, 2007, which raises substantial doubt about its ability to continue as a going concern.

/s/ CACCIAMATTA ACCOUNTANCY CORPORATION

Irvine, California March 12, 2008

ITEM 9B. OTHER INFORMATION

   Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS

   Set forth below are our directors and officers.

        NAME              AGE                       POSITION
---------------------   -------   ----------------------------------------------

Rod A. Shipman             57     President, Secretary, Treasurer and Director
Rafe Cohen                 60     Director
William C. Lievense        60     Director

         Mr. Shipman has been our president and chief executive officer since January 1997, became secretary in July 1997 and treasurer in September 2000 and has been a director of our company since its inception in May 1996. Mr. Shipman has over 20 years of experience in the medical industry. From August 1994 to September 1999, Mr. Shipman was president and chief executive officer of R.A. Shipman & Associates, L.L.C., a health care consulting firm. From January 1993 to July 1994 he served as senior vice president and chief operating officer of MRI Medical Diagnostics, a Colorado corporation that provided imaging and nuclear medical services and operated a senior retirement facility. Mr. Shipman also served as a director of that company from May 1993 to June 1994. From January 1991 to September 1992, Mr. Shipman served as the president and chief operating officer of Southern California Imaging Services, a private mobile diagnostic imaging and service company. From 1978 to 1990 he served in various positions includ ing business manager, controller, account executive and district general manager with Philips Medical Systems, CGR Medical Systems, ADAC Laboratories and Picker, all medical imaging companies. Mr. Shipman received a Bachelor of Science degree in Business Administration from Pepperdine University in Malibu, California and a Masters degree in Public and Health Care Administration from the University of San Francisco in San Francisco, California.

         Mr. Cohen has served as our director since July 1998. Mr. Cohen served as treasurer from July 1998 to September 2000. Mr. Cohen is a certified public accountant and has owned and managed his own accounting practice since 1974. Mr. Cohen also currently serves as President of Galaxy Theaters. Mr. Cohen received a Masters Degree in Business Taxation from the University of Southern California in 1976 and a Masters Degree in Finance from the University of California, Los Angeles in 1972.

         Mr. Lievense has served as our director since October 1996. He has over 25 years of experience in the medical industry. Mr. Lievense has been employed since 2004 by Triad Hospitals, Inc. as the chief executive officer of its hospital in Jonesboro, Arkansas. Mr. Lievense was the president and chief executive officer of Columbia/Doctors Hospital of Sarasota, Florida, and its predecessor, Galen Health Care Corporation from 1993 to his recent retirement in January 2000. Mr. Lievense has worked for Humana, Inc., a nationwide owner and operator of hospitals and healthcare facilities, for 20 years, serving as its vice president and assistant regional manager from 1988 to 1993. He also worked for American Inhalation Representatives, Inc., a respiratory services company in Birmingham, Alabama. Mr. Lievense received a Bachelor of Arts degree in Sociology from Alma College in Alma, Michigan and received a Masters degree in Business Administration from the University of Louisville, Kentucky.

         All directors serve for a one-year term and until their successors are duly elected and qualified. All officers serve at the discretion of the Board of Directors.

KEY CONSULTANTS TO THE COMPANY

         The CTM Group, Inc., has a consulting contract to provide strategic planning services to our company. Mr. Paul Shabty is the key consultant from the CTM Group, Inc. who provides these consulting services. Mr. Shabty is a founder of our company and served as our president, treasurer and chairman of the board from April 1996 to January 1997. Mr. Shabty was a member of the Board of Trustees of Columbia/Doctors Hospital of Sarasota, Florida. He is a former director of TD Technologies, Inc., a private engineering and software company, and Advanced Technologies Management Corporation, a medical software and management company. Mr. Shabty has been involved in the medical and manufacturing industries since 1970. He was the founder, chairman of the board and chief executive officer of Medical Clinic Unlimited, Inc., which specialized in both the provision of outpatient dialysis services and the manufacturing of medical devices, equipment and supplies. From October 1993 to September 1994, Mr. Shabty served as execu tive vice president of U.S. Diagnostic Labs, Inc., a physician practice management provider specializing in diagnostic imaging centers. Mr. Shabty received a Bachelor of Arts degree in Accounting from the University of Tel Aviv. We made payments to CTM Group amounting to $711,695 in 2007, $639,592 in 2006 and $644,555 in 2005. Of these amounts payable, CTM Group declined to take a cash payment and instead applied to the exercise of outstanding options all $711,695 payable in 2007, $582,212 payable in 2006 and $185,849 payable in 2005.


AUDIT COMMITTEE FINANCIAL EXPERT

         We do not have an audit committee nor do we have a financial expert.

CODE OF ETHICS

         We have adopted a code of ethics that applies to the principal executive officer and principal financial and accounting officer. We will provide to any person without charge, upon request, a copy of our code of ethics. Requests may be directed to our principal executive offices at 6336 17th Street Circle East, Sarasota, Florida 34243.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our officers, directors and persons who beneficially own more than 10% of a registered class of our equity securities to file reports of securities ownership and changes in such ownership with the Securities and Exchange Commission (the "SEC"). Officers, directors and greater than 10% beneficial owners are also required by rules promulgated by the SEC to furnish us with copies of all Section 16(a) forms they file.

         Based solely upon a review of the copies of such forms furnished to us, or written representations that no Form 5 filings were required, we believe that during the fiscal year ended December 31, 2007, all Section 16(a) filing requirements applicable to our officers, directors and greater than 10% beneficial owners were complied with, except for two instances in which our chief executive officer failed to file in a timely manner a Form 4 to report his exercise of stock options.

ITEM 11. EXECUTIVE COMPENSATION

           COMPENSATION DISCUSSION AND ANALYSIS

   OVERVIEW

         We have one full-time employee, our president and chief executive officer, Rod A. Shipman. In addition, for the past several years, our exclusive focus has been on the development and government approval of one product, our patented internal puncture closing device and technique known as "MedClose." As such, our company's executive compensation and benefit program is unique.

         Most public companies must develop and administer an executive compensation and benefit program that takes into account a several member management team, including the analysis and determination of their various performance goals and the development of a compensation package, typically including various forms of compensation of both long-term and short-term natures, that appropriately incentivizes and rewards management for achieving those goals. However, in developing and administering our executive compensation and benefit program, we must take into account just one executive. Further, in developing and administering an executive compensation and benefit program, most public companies start from the premise each member of management is responsible for specific and, to varying degrees, limited matters, and that each member is dependent and relies on each other. On the other hand, we are uniquely dependent on our president and chief executive officer for our management and day to day operations and, in tu rn, he is uniquely responsible for our success. Finally, since our exclusive focus over the last several years has been on the development of the MedClose device, our compensation program is designed to promote the success of the MedClose device by rewarding executive management in large part on the successful commercialization of sale of the product.

         Our executive compensation and benefit program takes into account these and other factors, as more fully described below.

   ROLE OF BOARD OF DIRECTORS

         Since 1998, we have had a three member board of directors, including Mr. Shipman and two independent directors, Mr. Rafe Cohen and Dr. William Lievense. During this period, we have had one employee, our president and chief executive officer, Rod A. Shipman. For this reason, our board of directors has not believed it to be necessary to appoint a compensation committee of the board. Instead, all matters concerning the compensation of Mr. Shipman have been unanimously approved by the independent members of our board of directors. We intend that all future actions concerning the compensation of our executive management will be subject to the approval of a majority of our independent directors until such time, if ever, as our board appoints a compensation committee.

         EXECUTIVE COMPENSATION PROGRAM

         EXECUTIVE EMPLOYMENT AGREEMENT. Our compensation of Mr. Shipman is governed by an employment agreement we entered into with Mr. Shipman in 1998, as subsequently amended in 1999, 2003 and 2005.

         On April 23, 1998, we entered into an employment agreement with Mr. Shipman to serve as our president and chief executive officer. Pursuant to the terms of that employment agreement, Mr. Shipman received an annual salary of $120,000. Effective April 1, 1999, the employment agreement was amended to increase his annual compensation to $220,000 and to permit Mr. Shipman to use his accrued salary to pay the exercise price on his outstanding options. Effective January 1, 2003, the employment agreement amended to increase annual compensation to $354,312. In July 2005, the employment agreement was further amended to provide for annual increases in annual compensation as follows: to $570,194 effective as January 1, 2005; to $627,213 effective as of January 1, 2006; and to $689,934 effective as January 1, 2007. By way of the July 2005 amendment, Mr. Shipman agreed to assume, and not seek reimbursement for, any and all travel, entertainment and other business expenses incurred by him in connection with the performa nce of his duties.


         Mr. Shipman's employment agreement is for a term of ten years, expiring on April 23, 2009, subject to automatic renewals for additional five year periods unless either party elects not to renew the agreement. If Mr. Shipman's employment ceases during the three year period following a change of control for reasons other than cause, death or disability, or if Mr. Shipman resigns during such period for good reason, we are obligated to pay Mr. Shipman an amount equal to his average annual compensation over the five years proceeding such termination of employment.


         Pursuant to the April 1998 employment agreement, we granted Mr. Shipman options to purchase 2,000,000 shares of our common stock at an exercise price of $2.50 per share, which vest and first become exercisable in 200,000 share installments commencing on April 22, 1998 and on each of the next nine anniversaries of such date. The options expire on April 22, 2008. In October 2004, we granted Mr. Shipman options to purchase 275,000 shares of our common stock at an exercise price of $29.12 for services performed. The options vested immediately and expire on October 11, 2009. In October 2006, we granted to each of our directors, including Mr. Shipman, options to purchase 50,000 shares of our common stock at an exercise price of $30.00 per share. The options vested immediately and expire on October 12, 2009.

         In July 2000, the independent members of our board of directors approved, and caused our subsidiary, Med Enclosure LLC, to award, a bonus to Mr. Shipman in the form of a royalty on the net sale of products of Med Enclosure derived from its patented technologies. Med Enclosure hold the patents and technologies underlying the MedClose device. Pursuant to the July 2002 royalty agreement, we awarded Mr. Shipman a royalty in the amount of three-quarters of one percent (.75%) on all net sales of products subject to the royalty agreement. In July 2001, the independent members of our board of directors approved an amendment to the royalty agreement increasing the royalty payable to Mr. Shipman to one and one-half percent (1.5%) on all net sales. In October 2002, the independent members of our board of directors approved a further amendment to the royalty agreement increasing the royalty payable to Mr. Shipman two and one-half percent (2.5%) on all net sales. In October 2004, the independent members of our board o f directors approved a further amendment to the royalty agreement to provide that in the event of a change in control of either Med Enclosure or CPC of America, Med Enclosure shall be obligated to pay Mr. Shipman minimum royalty payments on net sales of $4,000,000 per year.

         COMPONENTS OF OUR COMPENSATION PROGRAM.

         Our executive compensation program consists of three components: base salary, long-term incentives in the form of stock option awards and royalties on product sales and severance/termination protection. As noted above, the primary objective of our compensation program is to promote the successful development and commercialization or sale of the MedClose device. A secondary objective of our compensation program is to minimize our ongoing cash expense for executive compensation.


         SHORT TERM COMPENSATION. We utilize short term compensation, including base salary, to motivate and reward our key executive in accordance with our performance on objectives. We believe our key executive's base salary recognizes the experience, skills, knowledge and responsibilities required of such executive officer, as well as competitive market conditions. As noted above, we have adjusted upward our key executive's base salary from time to time by way of amendments to our executives written employment agreement. Increases were considered within the context of overall merit based on the perceived progress in the development of the MedClose technologies and other corporate undertakings, including our acquisition of the MedClose product rights, advances in the development and engineering of the MedClose product and the results of animal and other studies of the product. We did not apply any specific formulas to determine increases.


         Commencing in 1999, we have allowed Mr. Shipman to use his accrued salary to pay the exercise price on his outstanding options. During the last nine fiscal years, virtually all base salary and expense reimbursements payable to Mr. Shipman have been offset against the exercise price of his option exercises. This has virtually eliminated our cash outlay for employee related expenses and positively affected our cash flow from operations.


         LONG-TERM COMPENSATION. At present, our long-term compensation consists of stock option awards and royalties on product sales. Both forms of long-term compensation are designed to align management's performance objectives with the interests of our stockholders. Since our executive's sole form of remuneration is options to purchase shares of our common stock, we believe our executive is motivated to protect and enhance the value of outstanding common shares. The independent members of our board of directors have granted options to our key executive in order to enable him to participate in the long term appreciation of our stockholder value, while personally feeling the impact of any business setbacks, whether Company-specific or industry based. Additionally, stock options provide a means of ensuring the retention of the key executive, inasmuch as most of his options are subject to vesting over an extended period of time. All options granted to our key executive included an exercise price equal to the marke t price on the date of grant.


         For the past several years, our exclusive focus has been on the development and government approval of one product, our patented internal puncture closing device and technique known as "MedClose." We believe that the royalty on sales of products based on the MedClose patents further aligns management's performance objectives with the interests of our stockholders.

         BENEFITS AND PERQUISITES. We do not provide any benefits or perquisites to our executive officer.

         SEVERANCE COMPENSATION & TERMINATION PROTECTION. We have entered into an employment agreement with our key executive. As noted above, the agreement provides that if we terminate Mr. Shipman's employment during the three year period following a change of control for reasons other than cause, death or disability, or if Mr. Shipman resigns during such period for good reason, we are obligated to pay Mr. Shipman an amount equal to his average annual compensation over the five years preceding such termination.

         BOARD COMPENSATION REPORT

         The Board of Directors of CPC of America, Inc. has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Board of Directors has recommended that the Compensation Discussion and Analysis be included in this Annual Report on Form 10-K.

          THE BOARD OF DIRECTORS

          Rod A. Shipman, Chairman       Rafe Cohen         William C. Lievense

                           SUMMARY COMPENSATION TABLE

         The following table sets forth for our sole executive officer, Rod
Shipman: (i) the dollar value of base salary earned during 2007 and 2006; (ii) the dollar value of all other compensation for 2007 and 2006; and (iii) the dollar value of total compensation for 2007 and 2006.


----------------------------------------------------------------------------------------------------------------
     Name      Year    Salary    Bonus   Stock   Option     Non-Equity     Change in      All Other     Total
      and                ($)      ($)    Awards  Awards     Incentive       Pension      Compensation    ($)
   Principal                               ($)       ($)      Plan         Value and         ($)
   Position                                                Compensation   Nonqualified
                                                               ($)         Deferred
                                                                          Compensation
                                                                          Earnings ($)
      (a)       (b)      (c)      (d)      (e)       (f)       (g)             (h)           (i)         (j)
----------------------------------------------------------------------------------------------------------------

    Rod A.      2007   $689,935   $0       $0     $11,532      $0              $0            $0       $701,467
 Shipman, CEO   2006   $627,213   $0       $0     $81,089      $0              $0            $0       $708,302
----------------------------------------------------------------------------------------------------------------

o Of the $627,213 in salary earned in 2006, $470,409 was paid, via offset against the exercise payable by Mr. Shipman on his option exercises during 2006 and $156,804 was accrued as of December 31, 2006.

o Of the $689,935 in salary earned in 2007, $344,967 was paid, via offset against the exercise payable by Mr. Shipman on his option exercises during 2007 and $344,968 was accrued as of December 31, 2007.

o The dollar amount in column (f) reflect the dollar amount recognized for financial statement reporting purposes for the fiscal years ended December 31, 2007 and 2006, in accordance with FAS 123(R). Assumptions used in the calculation of this amount are included in footnote (2) to our audited financial statement for the fiscal years ended December 31, 2007 and 2006 included elsewhere in this report.



                                                  GRANT OF PLAN-BASED AWARDS TABLE

------------------------------------------------------------------------------------------------------------------------------------
  Name     Grant                  Estimated Future Payouts     Estimated Future Payouts  All Other   All Other   Exercise
            Date                      Under Non-Equity          Under Equity Incentive     Stock      Option      or Base
                                    Incentive Plan Awards             Plan Awards         Awards:     Awards:    Price of
                                                                                          Number     Number of    Option
                                                                                         of Shares  Securities    Awards
                                                                                         of Stock   Underlying    ($/Sh)
                                                                                         or Units    Options
                                                                                           (#)         (#)
                                 ---------------------------------------------------------------------------------------------------
                                 Threshold  Target  Maximum   Threshold  Target  Maximum
                                    ($)      ($)      ($)        (#)       (#)     (#)

   (a)       (b)     (b2)   (b3)    (c)      (d)      (e)        (f)       (g)     (h)     (i)         (j)          (k)      (k2)
------------------------------------------------------------------------------------------------------------------------------------

Rod A.
 Shipman                            $0       $0       $0         $0        $0      $0      --          --           $0
------------------------------------------------------------------------------------------------------------------------------------


                                         OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

------------------------------------------------------------------------------------------------------------------------------------
                                OPTION AWARDS                                              STOCK AWARDS
------------------------------------------------------------------------------------------------------------------------------------
  Name      Number        Number        Equity      Option     Option      Number     Market   Equity Incentive   Equity Incentive
              of            of         Incentive   Exercise  Expiration      of      Value of    Plan Awards:       Plan Awards:
          Securities    Securities    Plan Awards:   Price      Date     Shares or   Shares or      Number            Market or
          Underlying    Underlying     Number of      ($)                Units of   Units of     of Unearned        Payout Value
          Unexercised   Unexercised   Securities                           Stock       Stock   Shares, Units or     of Unearned
            Options       Options     Underlying                         That Have   That Have   Other Rights     Shares, Units or
              (#)           (#)       Unexercised                           Not         Not       That Have         Other Rights
          Exercisable  Unexercisable   Unearned                            Vested     Vested      Not Vested         That Have
                                       Options                              (#)         ($)          (#)             Not Vested
                                         (#)                                                                             ($)

  (a)         (b)           (c)          (d)          (e)       (f)         (g)         (h)          (i)                 (j)
------------------------------------------------------------------------------------------------------------------------------------
Rod A.
Shipman    1,398,344         0            0          $2.50    4/22/08        0           0            0                   0
------------------------------------------------------------------------------------------------------------------------------------

             275,000         0            0         $29.12   10/11/09
------------------------------------------------------------------------------------------------------------------------------------

              50,000         0            0         $30.00   10/12/09
------------------------------------------------------------------------------------------------------------------------------------


                                        OPTION EXERCISES AND STOCK VESTED TABLE

----------------------------------------------------------------------------------------------------------------------
                                Option Awards                                       Stock Awards
----------------------------------------------------------------------------------------------------------------------
  Name            Number of Shares            Value Realized            Number of Shares           Value Realized
                Acquired on Exercise            on Exercise           Acquired on Vesting            on Vesting
                         (#)                        ($)                       (#)                       ($)
  (a) (b) (c) (d) (e)
----------------------------------------------------------------------------------------------------------------------

Rod A.
Shipman                32,234                    $366,016                      0                         0
----------------------------------------------------------------------------------------------------------------------


                                              DIRECTOR COMPENSATION TABLE

----------------------------------------------------------------------------------------------------------------------
  Name       Fees Earned    Stock    Option     Non-Equity        Change in Pension       All Other
             or Paid in    Awards    Awards   Incentive Plan   Value and Nonqualified   Compensation      Total
                Cash         ($)      ($)      Compensation    Deferred Compensation         ($)           ($)
                 ($)                                ($)               Earnings
                                                                        ($)
  (a)            (b)         (c)      (d)           (e)                 (f)                  (g)           (h)
----------------------------------------------------------------------------------------------------------------------

Rafe Cohen       $0          $0       $0            $0                  $0                   $0            $0
----------------------------------------------------------------------------------------------------------------------

William
Lievense         $0          $0       $0            $0                  $0                   $0            $0
----------------------------------------------------------------------------------------------------------------------


o At the present time, directors receive no compensation for serving as directors of the company, however, we may in the future begin to compensate our non-officer directors. All directors receive reimbursement for out-of-pocket expenses in attending board of directors meetings.

 ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information regarding the beneficial ownership of the shares of our common stock as of March 12, 2008 by
(i) each person who is known by us to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of our common stock, (ii) each of our directors and executive officers and (iii) all directors and executive officers as a group. The following table is based on 9,240,278 shares issued and outstanding as of March 12, 2008.


                  NAME AND ADDRESS                        NUMBER OF SHARES     PERCENTAGE OWNED
------------------------------------------------------   ------------------   ------------------
Rod A. Shipman(1)(2)                                             2,484,366            22.9%
Rafe Cohen(1)(3)                                                   162,000             1.7%
William C. Lievense(1)(3)                                          165,000             1.7%
CTM Group, Inc.(4)(5)                                            3,266,040            30.2%
All officers and directors as a group (three persons)            2,811,366            25.4%
----------------------------

(1) Address is 6336 17th Street Circle East, Sarasota, Florida 34243.

(2) Includes options granted to Mr. Shipman to purchase 1,607,565 shares of common stock.

(3) Includes options to purchase 100,000 shares of common stock.

(4) Address is 1350 East Flamingo, #800, Las Vegas, Nevada 89119.

(5) Includes options granted to the CTM Group to purchase 1,583,311 shares of common stock.

EQUITY COMPENSATION PLANS

         The following table sets forth certain information as of December 31, 2007 concerning our equity compensation plans:


                                   Number of Common
                               Shares to Be Issued Upon      Weighted- Average          Number of Common
                                Exercise of Outstanding      Exercise Price of          Shares Remaining
      Plan Category                    Options              Outstanding Options      Available for Issuance
----------------------------   ------------------------   -----------------------   ------------------------
Equity compensation plan
  approved by shareholders
                                       750,000                     $29.35                  2,435,534
Equity compensation plan
  not approved by
  shareholders (1)                   2,656,655                      $2.50                        N/A

----------------------------
(1) Represents shares of common stock issuable to Rod Shipman and CTM Group,
Inc. pursuant to option agreements entered into with us.

 ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


         In 1998, we entered into a Consulting Agreement with CTM Group, Inc. In May 2005, CTM Group and we amended the consulting agreement to provide for annual increases in annual compensation as follows: to $570,194 effective as January 1, 2005; to $627,213 effective as of January 1, 2006; and to $689,934 effective as January 1, 2007. During 2007, 2006 and 2005, we paid CTM Group consulting fees in the amounts of $679,940, $627,212 and $570,201, respectively.


         We lease our office space under a one-year lease at $1,190 per month from CTM Group. The lease expired November 30, 2005 and is now on a month-to-month basis. Actual rent expense was $14,280 in 2007, $12,380 in 2006 and $12,000 in 2005.

         During 2007, our chief executive officer, Rod Shipman, advanced to us a total $444,050. The advances were non-interest bearing and were repaid in 2007 and 2008 from the proceeds of our private placement of Series E preferred shares.

         In July 2000, our board of directors approved, and caused our subsidiary, Med Enclosure LLC, to award, bonuses to our chief executive officer, Rod A. Shipman and CTM Group, Inc in the form of a royalty on the net sale of products of Med Enclosure derived from two of its three patents. Under the original royalty agreements, Mr. Shipman and CTM Group were to each receive a royalty in the amount of three-quarters of one percent (.75%) on all net sales of products subject to the royalty agreement. In July 2001, our board of directors approved amendments to the royalty agreements increasing the royalties payable to Mr. Shipman and CTM Group to one and one-half percent (1.5%) on all net sales. In October 2004, our board of directors approved further amendments to the royalty agreements with Mr. Shipman and CTM Group. Pursuant to those amendments, in the event of a change in control of either Med Enclosure or CPC of America, Med Enclosure shall be obligated to pay Mr. Shipman and CTM Group each minimum royalty p ayments of $4,000,000 per year. CTM Group beneficially owns approximately 31.8% of our outstanding common shares.

         During 2002 and 2003, we entered into various agreements with CTM Group for research and development of additional various applications of our proprietary intellectual property. We made payments to CTM Group amounting to $14,946 in 2007, $0 in 2006 and $47,155 in 2005.


ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

         Our board of directors has selected Cacciamatta Accountancy Corporation as our independent accountants to audit our consolidated financial statements for the fiscal year 2007. Cacciamatta Accountancy Corporation previously audited our consolidated financial statements for the two fiscal years ended December 31, 2006 and 2005.

AUDIT AND NON-AUDIT FEES

         Aggregate fees for professional services rendered to us by Cacciamatta Accountancy Corporation for the years ended December 31, 2007 and 2006 were as follows:

      Services Provided                  2007            2006
      ---------------------------    ------------    ------------
      Audit Fees                       $80,000         $78,000
      Audit Related Fees                   -0-             -0-
      Tax Fees                             -0-             -0-
      All Other Fees                       -0-             -0-
                                     ------------    ------------
           Total.................      $80,000         $78,000

         AUDIT FEES. The aggregate fees billed for the years ended December 31, 2007 and 2006 were for the audits of our financial statements and reviews of our interim financial statements included in our annual and quarterly reports.

         AUDIT RELATED FEES. There were no fees billed for the years ended December 31, 2007 and 2006 for the audit or review of our financial statement that are not reported under Audit Fees.

         TAX FEES. There were no fees billed for the years ended December 31, 2007 and 2006 for professional services for tax compliance, tax advice and tax planning.

         ALL OTHER FEES. There were no billed for the years ended December 31, 2007 and 2006 for services other than the services described above.

         PRE-APPROVAL POLICIES AND PROCEDURES

         We have implemented pre-approval policies and procedures related to the provision of audit and non-audit services. Under these procedures, our board of directors pre-approves all services to be provided by Cacciamatta Accountancy Corporation and the estimated fees related to these services.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

      (a) LIST OF FINANCIAL STATEMENTS.

      Report of Independent Registered Public Accounting Firm................F-1

      Consolidated Balance Sheets at December 31, 2007 and 2006..............F-2

      Consolidated Statements of Operations for the three years ended
      December 31, 2007 and cumulative from inception (April 11, 1996)
         to December 31, 2007................................................F-3

      Consolidated Statements of Cash Flows for the three years ended
        December 31, 2007 and cumulative from inception (April 11, 1996)
        to December 31, 2007.................................................F-7

      Notes to Consolidated Financial Statements.............................F-8


      (b) INDEX TO EXHIBITS

      3.1   Articles of Incorporation of the Company (1)

      3.2   Certificate of Amendment of Articles of Incorporation (2)

      3.3   Bylaws of the Company (1)

      4.1   Specimen of Common Stock Certificate (1)

      4.2 Certificate of Designations of the Company's Series A Preferred Stock (5)

      4.3 Certificate of Designations of the Company's Series B Preferred Stock (8)

      4.4 Certificate of Designations of the Company's Series C Preferred Stock (8)

      4.5 Certificate of Designations of the Company's Series D Preferred Stock (10)

      4.6   Certificate of Designations of the Company's Series E Preferred
            Stock

      10.1  Consulting Agreement between the Company and CTM Group, Inc (1)

      10.2 Stock Purchase Agreement between the Company and DSDS Group, Inc. dated July 25, 1997 (1)

      10.3 Employment Agreement dated April 23, 1998 between the Company and Rod A. Shipman (3)

      10.4 Operating Agreement dated August 21, 1998 between the Company and Partner Provider Health, Inc. (2)

      10.5 Consulting Agreement dated April 23, 1998 between the Company and CTM Consulting Group, Inc. (3)

      10.6 Agreement dated November 17, 1998 between the Company and Automated Specialties Enterprises, Inc. (4)

      10.7 Agreement dated November 17, 1998 between the Company and Metropolitan Health Services, Inc. (4)

      10.8 Amendment to Employment Agreement dated April 1, 1999 between the Company and Rod A. Shipman (5)

      10.9 Amendment to Consulting Agreement dated April 1, 1999 between the Company and CTM Group, Inc. (5)

      10.10 Letter Agreement between the Company and Leslie J. Kessler dated May 18, 1999 (6)

      10.11 Amended and Restated Operating Agreement for Med Enclosures LLC (7)

      10.12 Royalty Agreement dated July 28, 2000 between Med Enclosures LLC and Rod A. Shipman (7)

      10.13 Royalty Agreement dated July 28, 2000 between Med Enclosures LLC and CTM Group, Inc. (7)

      10.14 Amendment No. 1 dated July 13, 2001 to Royalty Agreement between Med Enclosure LLC and Rod A. Shipman (8)

      10.15 Amendment No. 1 dated July 13, 2001 to Royalty Agreement between Med Enclosure LLC and CTM Group, Inc. (8)

      10.16 Product Development Services Agreement between Biomed Research, Inc. and Med Enclosure LLC (9)

      10.17 Membership Interest Purchase Agreement dated September 30, 2002 between Gene Myers Enterprises, Inc. and the Company (10)

      10.18 Amendment No. 2 to Royalty Agreement dated October 29, 2002 between Med Enclosure, LLC and CTM Group, Inc. (10)

      10.19 Amendment No. 2 to Royalty Agreement dated October 29, 2002 between Med Enclosure, LLC and Rod A. Shipman (10)

      10.20 Royalty Agreement dated October 29, 2002 between MED Close Corp. and CTM Group, Inc. (10)

      10.21 Royalty Agreement dated October 29, 2002 between MED Close Corp. and Rod A. Shipman (10)

      10.22 Agreement dated October 29, 2002 between Med Close Corp. and Med Enclosure LLC (10)

      10.23 Amendment No. 2 dated January 1, 2003 to Employment Agreement dated April 23, 1998 between the Company and Rod A. Shipman (11)

      10.24 Amendment No. 2 dated January 1, 2003 to Consulting Agreement dated April 23, 1998 between the Company and CTM Group, Inc. (11)

      10.25 Amendment No. 3 dated October 15, 2004 to Royalty Agreement between Med Enclosure, LLC and Rod A. Shipman (12)

      10.26 Amendment No. 3 dated October 15, 2004 to Royalty Agreement between Med Enclosure, LLC and CTM Group, Inc. (12)

      10.27 Membership Interest Purchase Agreement dated November 30, 2004 between Gene Myers Enterprises, Inc. and the Company (13)

      10.28 Membership Interest Purchase Agreement dated January 31, 2005 between Gene Myers Enterprises, Inc. and the Company (13)

      10.29 Amendment No. 3 dated May 31, 2005 to Employment Agreement dated April 23, 1998 between the Company and Rod A. Shipman (14)

      10.30 Amendment No. 3 dated May 31, 2005 to Consulting Agreement dated April 23, 1998 between the Company and CTM Group, Inc. (14)

      21.1  List of Subsidiaries (14)

      23.1  Consent of Independent Certified Public Accountants

      31.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

      31.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

      32 Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. ss.1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

----------------------------
(1) Previously filed as part of the Company's registration statement on Form 10-SB filed with the Securities and Exchange Commission on April 20, 1998.

(2) Previously filed as part of the Company's registration statement on Form 10-SB/A filed with the Securities and Exchange Commission on August 14, 1998.

(3) Previously filed as part of the Company's registration statement on Form S-8 filed with the Securities and Exchange Commission on July 14, 1998.

(4) Previously filed as part of the Company's annual report on Form 10-KSB for the year ended December 31, 1998 filed with the Securities and Exchange Commission on March 31, 1999.

(5) Previously filed as part of the Company's quarterly report on Form 10-QSB for the quarter ended March 31, 1999 filed with the Securities and Exchange Commission on May 17, 1999.

(6) Previously filed as part of the Company's quarterly report on Form 10-QSB for the quarter ended June 30, 1999 filed with the Securities and Exchange Commission on August 9, 1999.

(7) Previously filed as part of the Company's annual report on Form 10-KSB for the year ended December 31, 2000 filed with the Securities and Exchange Commission on April 17, 2001.

(8) Previously filed as part of the Company's quarterly report on Form 10-QSB for the quarter ended September 30, 2001 filed with the Securities and Exchange Commission on November 11, 2001.

(9) Previously filed as part of the Company's annual report on Form 10-KSB for the year ended December 31, 2001 filed with the Securities and Exchange Commission on April 1, 2002.

(10) Previously filed as part of the Company's quarterly report on Form 10-QSB for the quarter ended September 30, 2002 filed with the Securities and Exchange Commission on November 19, 2002.

(11) Previously filed as part of the Company's annual report on Form 10-KSB for the year ended December 31, 2002.

(12) Previously filed as part of the Company's quarterly report on Form 10-QSB for the quarter ended September 30, 2004 filed with the Securities and Exchange Commission on November 15, 2004.

(13) Previously filed as part of the Company's current report on Form 8-K filed with the Securities and Exchange Commission on February 22, 2005.

(14) Previously filed as part of the Company's annual report on Form 10-K for the year ended December 31, 2005.

      (c) FINANCIAL STATEMENT SCHEDULES

      None.

                                   SIGNATURES


      Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        CPC OF AMERICA, INC.

Date: October __, 2008
                                        By: /s/ Rod A. Shipman
                                            ------------------------------------
                                            Rod A. Shipman, President,
                                            Chief Executive Officer and
                                            Chief Financial Officer